   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2000


                                                      REGISTRATION NO. 333-91841
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                                IPRINT.COM, INC.
             (Exact name of Registrant as specified in its charter)

              DELAWARE                                2750                               77-0436465
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)            Classification Number)                 Identification No.)

                               1450 ODDSTAD DRIVE
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 298-8500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                                ROYAL P. FARROS
                            CHIEF EXECUTIVE OFFICER
                                IPRINT.COM, INC.
                               1450 ODDSTAD DRIVE
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 298-8500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

             MARK F. RADCLIFFE, ESQ.                           GREGORY C. SMITH, ESQ.
              BRADLEY J. ROCK, ESQ.                             THOMAS J. IVEY, ESQ.
        Gray Cary Ware & Freidenrich LLP              Skadden, Arps, Slate, Meagher & Flom LLP
               400 Hamilton Avenue                              525 University Avenue
        Palo Alto, California, 94301-1825                    Palo Alto, California 94301
                 (650) 833-2000                                    (650) 470-4500

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                SUBJECT TO COMPLETION, DATED FEBRUARY 18, 2000.


                                4,500,000 Shares

                                     [LOGO]

                                  Common Stock

                                   ---------

    Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $8.00 and $10.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol IPRT.

    The underwriters have an option to purchase a maximum of 675,000 additional shares to cover over-allotments of shares.

    Our officers, directors and principal stockholders will control approximately 69.7% of our outstanding common stock upon completion of this offering, assuming no exercise of the underwriters' over-allotment option.


    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.


                                                                             UNDERWRITING
                                                           PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                                            PUBLIC            COMMISSIONS         IPRINT.COM
                                                       -----------------   -----------------   -----------------
Per Share............................................                  $                   $                   $
Total................................................                  $                   $                   $

    Delivery of the shares of common stock will be made on or about
             , 2000.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

             ROBERTSON STEPHENS

                          U.S. BANCORP PIPER JAFFRAY


                                       WR HAMBRECHT + CO


                THE DATE OF THIS PROSPECTUS IS           , 2000

INSIDE FRONT COVER

Case Study: Designing Business Cards:

[Graphic depiction of the old way to print business cards and the iPrint.com way. On the top, a long series of steps employed in the traditional way to print business cards. On the bottom, a graphic depiction of a series of computer screen shots showing the design, proof and order simplicity of ordering business cards at iPrint.com.]

INSIDE BACK COVER

iPrint.com Makes Printing Easy:

[Graphic depiction of a series of personalized printed products surrounding a computer screen shot of the iPrint.com homepage.]

                                 --------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
PROSPECTUS SUMMARY...................     3
RISK FACTORS.........................     7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS.................    18
USE OF PROCEEDS......................    19
DIVIDEND POLICY......................    19
CAPITALIZATION.......................    20
DILUTION.............................    21
SELECTED FINANCIAL DATA..............    22
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS......................    23



BUSINESS.............................    32
MANAGEMENT...........................    45
                                       PAGE
                                       ----
RELATED PARTY TRANSACTIONS...........    54
PRINCIPAL STOCKHOLDERS...............    58
DESCRIPTION OF CAPITAL STOCK.........    62
SHARES ELIGIBLE FOR FUTURE SALE......    66
UNDERWRITING.........................    68
NOTICE TO CANADIAN RESIDENTS.........    71
LEGAL MATTERS........................    72
EXPERTS..............................    72
WHERE YOU CAN FIND MORE
  INFORMATION........................    72
INDEX TO FINANCIAL STATEMENTS........   F-1


                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

    UNTIL           , 25 DAYS AFTER COMMENCEMENT OF THE OFFERING, ALL DEALERS
THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY


    YOU SHOULD READ THIS SUMMARY TOGETHER WITH THE ENTIRE PROSPECTUS, INCLUDING THE MORE DETAILED INFORMATION IN OUR FINANCIAL STATEMENTS AND ACCOMPANYING NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. IN THIS PROSPECTUS, IPRINT.COM, WE, US AND OUR REFER TO IPRINT.COM, INC. AND NOT TO THE UNDERWRITERS.


                                IPRINT.COM, INC.

    iPrint.com is an online provider of print and private-labeled print services focused on the business market.

    Our online print shops and services offer a one-stop shop for printing, allowing customers to easily design and order thousands of customized printed products as wide-ranging as business cards, office stationery, business checks and forms, personalized company post-it notes, logo coffee cups, promotional t-shirts and photo mouse pads. By automating or enhancing the print order process and electronically connecting our online printing services to carefully selected commercial print vendors, we believe, based on our experience in the printing industry, that we significantly reduce the costs and inefficiencies associated with the traditional printing process. Our online print services are also designed to be much more convenient and cost-effective than traditional buying alternatives provided through traditional print channels.


    We were incorporated in August 1996 and began offering online services in January 1997. We have a history of significant losses. We incurred net losses of $700,000 in 1997, $2.3 million in 1998 and $13.4 million in 1999. As of
December 31, 1999, we had an accumulated deficit of $15.9 million. We anticipate incurring significant losses and negative operating cash flow into the foreseeable future. Our officers, directors and principal stockholders will control approximately 69.7% of our outstanding common stock upon completion of this offering, assuming no exercise of the underwriters' over-allotment option.


    Printing can be a significant area of expenditure for small businesses. According to CAP Ventures, sales in the United States printing industry totaled $292 billion in 1998, of which $58 billion was derived from commercial printing operations.

    The traditional process of purchasing printing can be time consuming and error-prone. Businesses, particularly self-employed individuals and small businesses, often lack the financial resources to create economies of scale when purchasing printed products. Organizations and individuals have begun to take advantage of the Internet to address these inefficiencies and to increase convenience, broaden product selection and improve pricing. Based on information provided by International Data Corporation, worldwide commerce over the Internet conducted by businesses, including government and education organizations, is expected to increase from approximately $35 billion in 1998 to $1.1 trillion in 2003.

    Our online print services provide our customers with the following benefits:

    - convenience;

    - simplified design and ordering process;

    - streamlined fulfillment process;

    - significant cost savings;

    - broad range of services and professionally printed products; and

    - comprehensive customer service.

We simplify the design and ordering process in many ways, including replacing the manual steps and handwritten forms used by traditional print shops. We believe this allows us to significantly reduce reprint-due-to-error rates and the associated print wastage of our commercial print vendors. At the same time we lower costs and improve capacity utilization for our commercial print vendors since we can electronically route orders to commercial print vendors that have idle capacity. We believe that these efficiencies, together with our lower overhead costs due to our online nature and automation, allow us to be more cost-effective than traditional printing alternatives.

    There are disadvantages relating to online print services, including not meeting face-to-face with a company service representative, needing a computer that is connected to the Internet, and requiring a credit card or purchase order to make purchases.


    In addition to providing customers with online print services directly through the iPrint.com website, we work with a variety of online organizations, large commercial printers and office supply chains to deliver printing services through our co-label, private-label and marketing relationships. Our co-labeled printing business involves marketing arrangements that promote the iPrint.com brand and our co-labeled party's brand. Our private-labeled printing business entails licensing our print shop technology to large commercial printers, office supply chains and others to provide their customers with online print services. These private-labeled websites do not mention or promote the iPrint.com brand and customers are not aware that we provide these private-labeled services. We have marketing relationships with over 4,000 third parties who provide links from their websites to the iPrint.com website. These links bear only the iPrint.com brand. We refer to these third parties as our affiliates. Our co-label, private-label and affiliate relationships allow us to efficiently leverage our technology and effectively expand our reach across a range of customer segments.



    We also offer printing services in response to unique, project-oriented customer requests that are not addressed through our offerings in our self-service print shops. We refer to these printing services as our specialized print services. We promote these specialized services at our iPrint.com and related websites.


    Our objective is to be the leading online provider of print and private-labeled print services. As part of our strategy, we intend to:

    - target the business market by aggressively introducing new printing services and promotions;

    - build our brand recognition by promoting iPrint.com through a mixture of online and traditional advertising and public relations;

    - build our customer base and stimulate repeat usage by exposing our existing and potential customers to products and services that most closely meet their needs;

    - license our technology and services to expand distribution to organizations requiring printed products and services; and

    - leverage and extend our technology platform and improve the efficiency of our system.

    The market for print services is very competitive, and we face competition from both online and traditional print shops and print brokers. Our strategy and our future success are also subject to risks and uncertainties, including the following:

    - our promotional and advertising efforts may fail to generate new and repeat paying customers;

    - we may not be successful in managing rapid change and future growth of our business; and

    - we may not succeed in developing relationships with sufficient outside print vendors, and these vendors may fail to fulfill our customers' orders.

    Our principal offices are located at 1450 Oddstad Drive, Redwood City, California 94063. Our telephone number is (650) 298-8500. Our website address is www.iPrint.com. The information on our website does not constitute a part of this prospectus.

                                  THE OFFERING


Common stock offered by iPrint.com.................  4,500,000 shares
Common stock to be outstanding.....................  28,906,748 shares
Use of proceeds....................................  For working capital, repayment of debt and capital expenditures. See "Use of Proceeds" on
                                                     page 18.
Dividend policy....................................  We intend to retain all future earnings to fund the development and growth of our business.
                                                     Therefore, we do not anticipate paying cash
                                                     dividends on our common stock in the foreseeable
                                                     future. See "Dividend Policy" on page 19.
Proposed Nasdaq National Market symbol.............  IPRT


    The number of shares of our common stock outstanding after the offering is based on shares outstanding as of December 31, 1999 and does not include:

    - 1,593,348 shares of common stock issuable upon exercise of outstanding stock options under our equity incentive plans as of December 31, 1999 at a weighted average exercise price of $1.06;

    - 2,520,485 shares of common stock reserved and available for issuance under our equity incentive plans as of December 31, 1999; and

    - warrants to purchase an aggregate of 70,500 shares of common stock at a weighted average exercise price of $0.85.

    iPrint is a registered trademark of iPrint.com. This prospectus contains other trade names, trademarks and service marks of iPrint.com and of other companies.

                            ------------------------

    UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS
ASSUMES:

    - NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION,

    - OUR REINCORPORATION INTO DELAWARE, AND

    - THE CONVERSION OF ALL OF OUR REDEEMABLE CONVERTIBLE PREFERRED STOCK ON A ONE-FOR-ONE BASIS INTO SHARES OF COMMON STOCK UPON THE CLOSING OF THIS OFFERING.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
STATEMENT OF OPERATIONS DATA:

Revenues....................................................  $   168    $    566   $  3,256
Cost of sales...............................................       85         331      2,265
                                                              -------    --------   --------
Gross profit................................................       83         235        991
                                                              -------    --------   --------
Operating expenses:
  Research and development..................................      351         901      3,544
  Sales and marketing.......................................      181         970      8,132
  General and administrative................................      249         710      2,402
  Amortization of deferred compensation.....................       --          --        668
                                                              -------    --------   --------
    Total operating expenses................................      781       2,581     14,746
                                                              -------    --------   --------

Loss from operations........................................     (698)     (2,346)   (13,755)

Other income (expense), net.................................       (1)         75        323
                                                              -------    --------   --------
Net loss....................................................  $  (699)   $ (2,271)  $(13,432)
                                                              =======    ========   ========
Basic and diluted net loss per share........................  $ (0.11)   $  (0.38)  $  (1.78)
                                                              =======    ========   ========
Shares used in computation of basic and diluted net loss per
  share.....................................................    7,001       7,007      7,265
                                                              =======    ========   ========
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                        $  (0.72)
                                                                                    ========
Shares used to compute pro forma basic and diluted net loss
  per share (unaudited).....................................                          17,990
                                                                                    ========

                                                                      DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $15,080     $15,080      $51,445
Working capital.............................................   13,075      13,075       49,440
Total assets................................................   18,363      18,363       54,728
Long-term obligations, net of current portion...............      119         119          119
Redeemable convertible preferred stock......................   30,793          --           --
Accumulated deficit.........................................  (15,887)    (15,887)     (15,887)
Total stockholders' equity (deficit)........................  (15,701)     15,092       51,457


    The pro forma data give effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering. The pro forma as adjusted data give effect to the foregoing and to the sale of the 4,500,000 shares of common stock that we are offering under this prospectus at an assumed initial public offering price of $9.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. See "Capitalization" on page 20.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK IS VERY RISKY. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE BUYING SHARES IN THIS OFFERING.

                         RISKS RELATED TO OUR BUSINESS

OUR NEWLY INTRODUCED PRODUCTS AND SERVICES MAKE IT DIFFICULT TO EVALUATE OUR
  FUTURE PROSPECTS.


    iPrint.com was incorporated in August 1996, and to date we have generated limited revenues. Most of our revenues were generated in the last two quarters. In January 1997, we began Internet-enabled printing services for the short-run, mass market sector, which is characterized by orders that can be printed in a short time and in relatively small quantities. Newly introduced products and print services represent a significant source of our revenues. Therefore, we have only a limited operating history with our technology, process, logistics and customers. As a result, you should not consider our recent revenue growth as an indication of our future rate of revenue growth, if any. We will encounter risks and difficulties that early stage companies frequently encounter in new and rapidly evolving and competitive markets. These risks include expanding the number of certified commercial print vendors and improving our technological and logistical connections to these vendors. If we do not successfully address these risks, our business will be seriously harmed.


WE HAVE NOT BEEN PROFITABLE. WE HAVE AN ACCUMULATED DEFICIT OF $15.9 MILLION AS
  OF DECEMBER 31, 1999 AND MAY NOT EVER BE ABLE TO ACHIEVE PROFITABILITY.

    Our failure to significantly increase our revenues will seriously harm our business and operating results. We incurred net losses of $700,000 in 1997, $2.3 million in 1998 and $13.4 million in 1999. As of December 31, 1999, we had an accumulated deficit of $15.9 million. To become profitable, we must significantly increase our revenues by obtaining new customers and generating additional revenues from existing customers, control our costs and improve our gross margins. We may not be able to sustain our recent growth rates in revenues. For 1999, shipping and handling fees and barter transactions accounted for approximately 31% of our revenues. In fact, we may not have any revenue growth, and our revenues could decline. Moreover, we expect to significantly increase our operating expenses in connection with:

    - increasing our advertising and special promotions; and

    - continuing to develop our services and technologies.

As a result, we expect to incur significant losses for the foreseeable future.

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE
  FAIL TO MEET THE PUBLIC'S EXPECTATIONS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.

    Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. We compete primarily in the short-run, mass market printing industry. We have recently begun offering special custom quote printing services, which are characterized by small numbers of orders from larger customers. These orders may vary widely in dollar amount. Repeat print business depends on the customers' satisfaction with the services provided. As a result, we cannot predict the amount and profitability of the print services we will provide in a given period. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of future performance. If our operating results fall below the public's expectations in some future quarter or quarters, the market price of our common stock will likely fall.

WE PLAN TO INCREASE OUR OPERATING EXPENSES AND IF OUR REVENUES DO NOT INCREASE,
  OUR BUSINESS COULD BE SERIOUSLY HARMED.

    We plan to increase our operating expenses to expand our sales and marketing operations, fund greater levels of research and development, develop new relationships with destination websites to increase traffic to our website, expand our facilities and increase our professional services and support capabilities. If our revenues do not increase along with these expenses, our business could be seriously harmed. In addition, we incur expenses based in part on expectations of our future revenues, and if our expenses do not generate the revenues we anticipate, our operating results will suffer.

IF WE FAIL TO INCREASE THE NUMBER OF OUR CUSTOMERS THROUGH SUCCESSFUL MASS
  EMAILINGS, OR FAIL TO SATISFACTORILY FULFILL THEIR PRINT ORDERS, OUR BUSINESS WILL SUFFER.

    Our business depends on successful mass emailing to increase the number of customers and on satisfactory fulfillment of print orders that our customers place. Our operating results may fluctuate significantly if we are unable to obtain quality email lists or deliver quality printed products in any given quarter.

BARTER TRANSACTIONS HAVE ACCOUNTED FOR A SIGNIFICANT PORTION OF OUR REVENUES IN
  1999 AND IF THESE REVENUES ARE DISCONTINUED OR DO NOT RECUR, THE PRICE OF OUR STOCK MAY FALL.

    For 1999, barter transactions accounted for approximately 10% of our revenues. These revenues may be discontinued at any time or may not recur in future periods, which could cause the price of our stock to fall.

CHANGES IN OUR REVENUE RECOGNITION POLICIES AND PROCEDURES MAY ADVERSELY AFFECT
  OUR OPERATING RESULTS.

    Our operating results may be adversely affected by our revenue recognition policies and procedures. These policies and procedures may evolve or change over time based upon applicable accounting standards and how these standards are interpreted. For example, in October 1999, the SEC asked the Emerging Issue Task Force of the Financial Accounting Standards Board to address accounting issues related to electronic commerce companies. These issues include accounting treatments of barter transactions, free or heavily discounted products and shipping and handling costs. Resolution of these issues could have a material adverse effect on the presentation of our operating results.

ANY DECLINE IN REVENUES GENERATED FROM OUR IPRINT.COM, AFFILIATE AND CO-LABELED
  WEBSITES OR FROM OUR SPECIALIZED PRINT SERVICES WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    The printing services we offer on our iPrint.com, affiliate and co-labeled websites and our specialized print services accounted for substantially all of our revenues in 1998 and 1999. We anticipate that the services we offer on these websites will continue to generate substantially all of our revenues for the foreseeable future. Consequently, a decline in the price of, or demand for, the printing services we offer on those websites and through custom quotes, or the failure of these services to achieve broad market acceptance, would seriously harm our business.

BECAUSE THE MARKET FOR OUR INTERNET-ENABLED PRINTING SERVICES IS AT AN EARLY
  STAGE, A LARGE NUMBER OF PRINT BUYING CUSTOMERS DO NOT KNOW ABOUT AND MAY NOT USE OUR SERVICES.

    Our success depends on a significant number of print buying customers knowing about and regularly using our services. The market for Internet-enabled printing services is at an early stage of development. Many of our customers will be addressing issues such as quality, reliability, billing, delivery and customer service, for the first time in a self service, Internet-based print creation and ordering environment. We must educate these potential customers on the use and benefits of our self service website. Educating potential customers is a complex, time consuming and expensive process. In many cases, organizations must change established business practices and conduct business in new ways to use our services. If significant numbers of print buying customers are not willing to change the method by which they use printing services, our business may fail.

IF WE ARE UNABLE TO ATTRACT CUSTOMERS WHO HAVE LONG-STANDING RELATIONSHIPS WITH
  TRADITIONAL PRINT VENDORS TO OUR WEBSITES, OUR BUSINESS COULD BE HARMED.

    To succeed, we must attract new customers, many of whom may have personal and long-standing relationships with traditional print and design shops, catalog vendors and office supply chain and stationery stores. If we are unable to attract customers to our websites for their printing needs, our revenues will not grow and our stock price will decline. Traditional print and design shops have many advantages which we cannot offer our customers, including physical proximity and the ability to store and maintain designs, negatives or print plates on our premises. In addition, there are disadvantages relating to online print services, including not speaking face-to-face with a company service representative, needing a computer that is connected to the Internet, and requiring a credit card or purchase order to make purchases. Catalog vendors and office supply chains may be more convenient for customers that also want to purchase non-printed products, such as office furniture. Office supply chains and stationery stores may also have better brand recognition than us.

IF OUR PROMOTIONAL EFFORTS ARE NOT SUCCESSFUL, OUR BUSINESS WILL FAIL.

    Our success depends upon our ability to acquire customers through promotions and convert them into repeat paying customers. If we cannot convert a substantial number of these promotional customers into repeat paying customers, our business will fail. Direct business promotions are the most important vehicle we use to acquire customers. These promotions may include providing a product, such as a mailing label, to a customer for free, or only charging the customer a shipping and handling fee, in order to introduce that customer to our products and services. To expand our business and our customer base, we intend to continue to offer business promotions.

    Because we only recently began acquiring customers through aggressive business promotions, we cannot assure you that our strategy of achieving customer and revenue growth will be successful. For this strategy to succeed, we must:

    - create compelling business promotions;

    - find qualified customer lists in sufficient quantities and at reasonable prices; and

    - process and fulfill orders for the products that the business promotions generate.

    We cannot predict whether using aggressive business promotions will allow us to grow rapidly enough to recover the large investments we have made, and must continue to make, in our promotional programs, systems and technologies. Our business model depends on rapidly acquiring customers to grow our revenues and achieve profitability. If our business promotions do not attract a substantial number of new customers, our revenues may not grow and we may not be profitable.

ANY FAILURE ON THE PART OF OUR OUTSIDE COMMERCIAL PRINT VENDORS TO FULFILL OUR
  ORDERS IN A TIMELY AND COST-EFFECTIVE MANNER COULD SERIOUSLY HARM OUR
  BUSINESS.

    We depend on outside commercial print vendors to print and fulfill our customers' orders. Any failure on the part of these vendors to fulfill our orders in a timely and cost-effective manner could seriously harm our business. To date, we have only certified approximately 15 commercial print vendors to fulfill our orders. Our certification process entails onsite evaluation and analysis, including extensive testing, of the commercial print vendor's existing equipment, print processes, print quality, workflow management systems and turnaround times. We do not have long-term contracts with any of them. If one or more of our commercial print vendors failed to satisfactorily fulfill our customers' orders, or if the customer orders we receive significantly increased and our vendors did not have the capacity to fulfill those orders, we would be required to find and qualify additional commercial print vendors. In that event, because it typically takes us between four and eight weeks to certify and integrate a commercial print vendor into our business, we may be delayed in fulfilling our customers' orders, which may cause us to lose customers and hurt our business. Furthermore, if our commercial print vendors increase the prices they charge us, our selling prices or our margins will be adversely affected, which may make us less competitive and harm our business.

    Because we do not own any inventory, we rely on our commercial print vendors to maintain an adequate stock of raw materials needed to create our products. Any failure of these commercial print vendors to maintain adequate inventory could result in delays in product delivery and customer dissatisfaction. This in turn could harm our business.

FOR SEVERAL PRODUCTS WE HAVE CERTIFIED ONLY ONE COMMERCIAL PRINT VENDOR, AND IF
  THAT PRINT VENDOR STOPPED PRINTING THESE PRODUCTS, WE MIGHT NOT BE ABLE TO FULFILL OUR CUSTOMERS' ORDERS.

    For several of the products we offer, for example, full color business cards, we have certified only one commercial print vendor. If that vendor were to stop printing these products, and we were unable to certify a new vendor in a timely manner, we would be unable to fulfill our customers' orders for these products. Any failure to fulfill our customers' orders will harm our business.

A FAILURE BY OUTSIDE DELIVERY SERVICES TO TIMELY DELIVER OUR CUSTOMERS' ORDERS
  COULD SERIOUSLY HARM OUR BUSINESS.

    We depend on outside delivery services, including the United States postal service, Federal Express and U.P.S., to deliver print orders to our customers. These delivery services have failed in the past, and may fail in the future, to deliver print orders to our customers on a timely basis. Any failure on the part of these outside services to deliver our orders in a timely and cost-effective manner could seriously harm our business.

IF WE ARE UNABLE TO ENHANCE OUR IPRINT.COM AND RELATED WEBSITES ON A TIMELY AND
  COST-EFFECTIVE BASIS, OR IF THESE ENHANCEMENTS DO NOT ACHIEVE WIDESPREAD MARKET ACCEPTANCE, WE WILL BE UNABLE TO GROW, WE WILL MISS MARKET OPPORTUNITIES AND OUR BUSINESS WILL BE SERIOUSLY HARMED.

    If we are unable to enhance our iPrint.com, affiliate, co-labeled or private-labeled websites on a timely and cost-effective basis, or if these enhancements do not achieve widespread market acceptance, we will be unable to grow, we will miss market opportunities and our business will be seriously harmed. Similarly, if we do not make timely and cost-effective improvements to our other technologies and processes, our business will suffer. The life cycles of our enhancements, and the rate at which our websites and processes must be able to accomodate increased volume and products offered, are difficult to predict because we operate in a new and emerging market that is characterized by rapid technological change, changing customer needs and evolving industry standards. The introduction of products and services, from both the traditional printing industry and the Internet and software commerce sector, that employ new technologies and standards could render our existing products or services obsolete and unmarketable.

    For example, our technology that enables our customers to compose their printed designs in electronic format is written in the software language C++. If a new software language, such as Java, becomes standard in the printing industry, we may need to rewrite this technology in another software language to remain competitive. Any need to rewrite our technology would be costly and could result in significant interruptions to our business.

    To be successful, we must offer products and services that keep pace with technological developments and emerging industry standards, address the ever-changing and increasingly sophisticated needs of our customers and achieve broad market acceptance. In our efforts to develop these types of products and services, we may:

    - not be able to timely or cost-effectively develop and market them;

    - encounter products, capabilities or technologies developed by others that render our products and services obsolete or noncompetitive or that shorten the life cycles of our existing products and services; or

    - experience difficulties that could delay or prevent the successful development, introduction and adoption of these new products and services.

IF WE FAIL TO ADEQUATELY MAINTAIN AND ENHANCE THE COMPUTER AND
  TELECOMMUNICATIONS INFRASTRUCTURE REQUIRED TO SUPPORT OUR IPRINT.COM AND RELATED WEBSITES, OUR BUSINESS WILL SUFFER.

    The performance of our iPrint.com and related websites depends on the operation of our computer and telecommunications equipment. We are responsible for the operation of this equipment and have not retained any third-party companies to maintain or support our equipment. All of our network operations equipment is located in our Redwood City, California facility, and we do not have any backup or redundant equipment located at an offsite or third party location. If we fail to adequately maintain and enhance our network operations center, our iPrint.com and related websites may not be available to our customers. Any system failure, including any network, software or hardware failure, that interrupts or increases the response time on our websites could decrease customer usage of our services and damage our reputation. In addition, damage to our computer and telecommunications infrastructure from fire, earthquakes, power loss, telecommunications failures, computer viruses, hacker attacks, physical break-ins and similar events may seriously disrupt our service and devastate our business, particularly since we do not have backup facilities at another location. On one occasion, a telecommunications cable on which our services depend was cut, which disrupted our services for a business day.

OUR WEBSITES AND THE SERVICES WE OFFER MAY NOT FUNCTION IF WE ARE UNABLE TO
  OBTAIN AND MAINTAIN LICENSES TO THIRD-PARTY SOFTWARE AND APPLICATIONS.

    We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in our iPrint.com and other websites to perform key functions. The functionality of our websites depends on our ability to integrate third-party software into our technology. The third-party software may not continue to be available to us on commercially reasonable terms, or at all, it may not be reliable or it may not support emerging industry standards on which our technology relies. Our inability to obtain reliable licensed software on commercially reasonable terms could disrupt or delay our ability to offer key services and products or force us to limit the features of our websites. Either alternative could seriously harm our business and operating results.

OUR WEBSITES, TECHNOLOGIES AND PROCESSES MAY CONTAIN UNDETECTED ERRORS OR
  DEFECTS WHICH COULD CAUSE OUR WEBSITES TO CRASH OR LIMIT THEIR CAPACITY.

    Our websites, and the technologies and processes that support them, are complex and may contain undetected errors or failures when we first introduce or revise them. These errors or failures may cause our websites to fail and result in loss of, or delay in, market acceptance of our products and services. We routinely discover software errors in new releases of our technologies and processes after their introduction. We may in the future discover errors, including year 2000 errors and limitations in the ability of our websites to handle increased volumes of traffic, in current or future releases after the commencement of the commercial release. In addition, a delay in the commercial release of any future version of the iPrint.com, affiliate, co-labeled or private-labeled websites, technologies or processes could seriously harm our business.


WE MUST INCREASE BRAND AWARENESS TO COMPETE EFFECTIVELY. WE MAY BE UNABLE TO
  RAISE THE ADDITIONAL CAPITAL TO INCREASE OUR BRAND AWARENESS, AND THE COSTS OF OUR EFFORTS MAY EXCEED THE ASSOCIATED BENEFITS OF A STRONG BRAND.



    We have not yet established a nationally-known brand and we believe that establishing and maintaining a strong brand name is crucial to the success of our business. Not only may a strong brand attract and expand our customer base, it also provides important competitive advantages, especially as competition increases. We will require substantial resources to promote our brand name, and we cannot guarantee that we will succeed or that the benefits associated with brand creation will outweigh the risks and costs associated with brand name establishment. We anticipate that spending on advertising and promotions could range between $5.5 million and $20 million over the next twelve months, depending on our results of operations and other factors, including the promotional efforts of our competitors, the effectiveness of alternative campaigns, and our assessment of the advantages of devoting resources to promoting our different products and channels. In addition, we may be unable to raise the additional capital which may be necessary to effectively establish our brand name and the costs of our efforts may exceed the associated benefits of a strong brand. Any failure to develop a strong brand name may materially hurt our chances of success.


OUR SPECIALIZED PRINT SERVICES BUSINESS MAY HAVE A MORE VOLATILE REVENUE STREAM
  THAN OUR SELF-SERVICE BUSINESS.

    We are at an early stage in developing our specialized print services business. Because of the unique nature of this business, our revenue from these projects is unpredictable. This unpredictability may make forecasting revenue more difficult. If we are unable to meet earnings expectations because of these revenue fluctuations, our stock price may fall.

REPRINTS-DUE-TO-ERROR MAY HAVE A GREATER IMPACT ON OUR SPECIALIZED PRINT
  SERVICES BUSINESS.

    Because our specialized print services involves projects with may have higher order values than is typical in our self-service businesses, any reprint-due-to-error will have a greater impact on our results of operations than a reprint-due-to-error from our self-service operations.

OUR LIMITED EXPERIENCE IN PROVIDING QUOTES FOR OUR SPECIALIZED PRINT SERVICES
  COULD INCREASE OUR RISK OF COST OVERRUNS.

    We have limited experience in providing quotes for our specialized print services. We may not adequately reflect the costs of such printing services in our quotes. If we fail to adequately assess the costs of these services, it would harm our results of operations.

OUR PRIVATE-LABELED BUSINESS IS AT AN EARLY STAGE OF DEVELOPMENT AND ITS SUCCESS
  DEPENDS ON OPTIMIZING THE MANAGEABILITY AND ENHANCING THE FEATURES AND OFFERINGS OF OUR PRIVATE-LABELED WEBSITES, AND ON WORKING WITH THOSE COMPANIES THAT ARE PART OF OUR PRIVATE-LABELED BUSINESS TO PROMOTE OUR SERVICES.

    We have only recently developed our private-labeled website business strategy. The terms of the relationships that we have entered into have been heavily negotiated and are likely to vary significantly in the future. Our future revenue growth from these websites depends on our ability to:

    - optimize the manageability of our private-labeled websites;

    - enhance the features and offerings of our private-labeled websites so that these services achieve widespread commercial acceptance; and

    - work with those businesses with whom we have a private-labeled relationship to promote our services on their websites.

    If we are unable to accomplish any of the foregoing, our private-labeled websites may not succeed, and our revenues from that source may not grow.

WE EXPECT REVENUES FROM OUR PRIVATE-LABELED BUSINESS TO BE CONCENTRATED IN A
  RELATIVELY SMALL NUMBER OF COMMERCIAL AND QUICK PRINTERS AND THE LOSS OF ANY SIGNIFICANT ONE COULD HARM OUR BUSINESS.

    We may attract only a small number of commercial and quick printers to participate in our private-labeled program. Currently, only four commercial and quick printers participate in our private-labeled program. A significant decline in revenues from any one of these printers will adversely affect the success of our private-labeled business. The revenues we derive from our private-labeled business may not be enough to maintain and enhance our private-labeled program, which will cause it to fail.


BECAUSE THE COMMERCIAL AND QUICK PRINTERS THAT PARTICIPATE IN OUR
  PRIVATE-LABELED PROGRAM MANAGE THEIR OWN PRICING AND PROMOTIONAL ACTIVITIES, THEY MAY UNDERPRICE OR INADEQUATELY PROMOTE OUR SERVICES WHICH COULD HARM OUR BUSINESS.



    We allow the commercial and quick printers that participate in our private-labeled program to manage their own pricing and promotional activities. As a result, these printers may underprice or inadequately promote our services which could harm our business.



WE DEPEND ON OUR AGREEMENTS WITH THE COMMERCIAL AND QUICK PRINTERS THAT
  PARTICIPATE IN OUR PRIVATE-LABELED PROGRAM AND IF ANY OF THESE AGREEMENTS ARE TERMINATED, OUR BUSINESS COULD SUFFER.



    We depend on our agreements with the commercial and quick printers that participate in our private-labeled program. These printers may terminate their agreement with us for a variety of reasons, including our bankruptcy and if we materially breach or default on the terms of the agreement. In addition, the printers may elect to terminate their agreements with us at any time by providing us advance notice of their intent to do so. Currently, with one printer we are operating under the terms of an agreement that has expired and which, by its terms, does not automatically renew. If any of the printers that participate in our private-labeled program terminate their agreement with us, our operating results may suffer.


IF WE ARE UNABLE TO RETAIN OUR CURRENT KEY PERSONNEL, OUR BUSINESS MAY BE
  HARMED.

    Our future performance depends on the continued service of our senior management team, in particular Royal P. Farros, our president and chief executive officer. The loss of the services of one or more of our senior management team could seriously harm our business. We do not have employment agreements with most of our senior management team. If one or more of our senior management team were to resign, the loss could result in loss of sales, delays in new product development and diversion of management resources.

BECAUSE COMPETITION FOR QUALIFIED PERSONNEL IS INTENSE, WE MAY NOT BE ABLE TO
  RECRUIT OR RETAIN PERSONNEL, WHICH COULD IMPACT THE DEVELOPMENT AND ACCEPTANCE OF OUR PRODUCTS AND SERVICES.

    Our success depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. Competition for qualified personnel in these areas is intense. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Many of our existing management personnel have been employed at iPrint.com for less than a year, including our chief financial officer and chief marketing officer. We may fail to attract and retain qualified personnel, which could have a negative impact on our business.

IF THE PROTECTION OF OUR INTELLECTUAL PROPERTY IS INADEQUATE, OUR COMPETITORS
  MAY GAIN ACCESS TO OUR TECHNOLOGY, AND WE MAY LOSE CUSTOMERS.

    We depend on our ability to develop and maintain the proprietary aspects of our technology. Our proprietary rights with respect to our iPrint.com and related websites may not prove viable or of value in the future since the validity, enforceability and type of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

    Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software or code exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property.

OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US WHICH COULD BE TIME CONSUMING
  AND EXPENSIVE FOR US TO DEFEND.

    Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to offer our printing services on our websites. For example, from time to time we receive notices claiming that our technology infringes patents held by third parties. When we receive these notices, we evaluate whether or not we believe that we infringe a valid patent. Third parties could assert, and it may be found, that our technologies infringe their proprietary rights. We could incur substantial costs to defend any litigation, and intellectual property litigation could force us to do one or more of the following:

    - cease using key aspects of our technology that incorporates the challenged intellectual property;

    - obtain a license from the holder of the infringed intellectual property right; and

    - redesign some or all of our websites.

In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed.

WE WILL NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH CAN CAUSE
  DILUTION.

    We expect that we will need to seek additional funding in the future. We may need to raise additional funds in the next 12 months to fund additional expansion, develop new or enhanced services, respond to competitive pressures or make acquisitions. We do not know if we will be able to obtain additional financing on favorable terms, if at all. In addition, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

            RISKS RELATED TO THE PRINTING INDUSTRY AND THE INTERNET

THE PRINTING INDUSTRY IS VERY COMPETITIVE, AS IS THE NEWLY EMERGING ELECTRONIC
  COMMERCE BUSINESS. WE FACE INTENSE COMPETITION FROM TRADITIONAL AND NEW PLAYERS IN THIS INDUSTRY. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS WILL FAIL.

    The printing industry is intensely competitive. Competitors in the traditional printing industry are numerous and competitors in both the traditional and online printing industries vary in size and scope and in the breadth of the products and services they offer. Competition in the short-run printing market is intense and we expect this intensity of competition to dramatically increase in the future. While most of these traditional printers are independent, some are owned by large consolidators such as Taylor Corporation. In the online printing industry, we face direct competition from traditional printing shops such as Taylor Corporation and Discount Labels, that have developed online websites that provide many of the same services we provide. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. If we cannot compete successfully against our current and future competitors, our business will fail.

ORDERING PRINTED PRODUCTS OVER THE INTERNET IS RELATIVELY NEW AND IF BUSINESSES
  DO NOT ADOPT THE INTERNET AS A COMMERCE TOOL, OUR OPERATIONS WILL FAIL.

    If businesses do not use the Internet as a commerce tool, our revenues will not grow and our operating results will suffer. Because print procurement on the Internet is in its infancy, it is difficult to estimate the size and growth of this market, if any. To date, many businesses have been deterred from using the Internet to procure goods and services for a number of reasons, including concerns relating to:

    - security,

    - quality of service,

    - product quality,

    - reliability,

    - billing,

    - Internet connection, and

    - delivery of products.

    Even if the Internet becomes a standard tool that businesses regularly use, it may not be effective or reach broad market acceptance for obtaining printing services.

TECHNOLOGY ADVANCEMENTS COULD ADVERSELY AFFECT OR REDUCE THE DEMAND FOR OUR
  PRODUCTS AND SERVICES, WHICH WOULD HARM OUR BUSINESS.

    Technological innovations are common in the printing industry, especially given the rapid advancement of computer and communications technologies. Home printing systems are yielding more professional results which may reduce demand for offset and thermographic, or raised ink, professional printing. Information previously distributed on paper is now being distributed electronically in an almost effortless fashion. As technology further enables and enhances these alternative communication methods, our business may suffer if we experience a corresponding decrease in demand for our products and services.

POTENTIAL IMPOSITION OF GOVERNMENTAL REGULATION ON ELECTRONIC COMMERCE AND LEGAL
  UNCERTAINTIES COULD LIMIT OUR GROWTH.

    The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition and operating results. Few laws or regulations currently directly apply to access to commerce on the Internet. Federal, state, local and foreign governments are considering a number of legislative and regulatory proposals relating to Internet commerce. As a result, a number of laws or regulations may be adopted regarding Internet user privacy, taxation, pricing, quality of products and services, and intellectual property ownership. The application of existing laws to the Internet in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation is uncertain. Numerous state and local representatives have expressed a desire to impose taxes on sales over the Internet to consumers and businesses in their jurisdictions. The Internet Tax Freedom Act of 1998 has generally imposed a moratorium through October 2001 on the imposition of some kinds of consumer-related taxes, other than sales or use taxes, in connection with Internet access and Internet-related sales. After this moratorium expires and if no further legislation is adopted by Congress, state and local taxing authorities will be free to impose these taxes on sales of goods and services over the Internet, which could substantially hinder the growth of Internet-based commerce, including sales of our products and services.

                         RISKS RELATED TO THE OFFERING

OUR STOCK PRICE MAY BE VOLATILE WHICH MAY LEAD TO LOSSES BY INVESTORS.

    Before this offering, there has not been a public market for our common stock and the trading price of our common stock may decline below the initial public offering price. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. If you purchase shares of common stock, an active trading market may not develop and you may not be able to resell those shares at or above the initial public offering price. In addition, the stock market has, and the market prices of securities of electronic commerce companies in particular have, experienced extreme volatility. These market fluctuations may cause our stock price to fall regardless of our performance.


OUR INVESTMENT OF THE NET PROCEEDS MAY NOT YIELD A FAVORABLE RETURN.



    We plan to use approximately 5%, or $1.8 million, of the proceeds for capital expenditures primarily associated with the expansion and placement of our network operations center in a secure location separate from our corporate headquarters. We believe the remainder will be used for working capital, including approximately 60%, or $21.8 million, for sales and marketing expenses, approximately 20%, or $7.3 million, for general and administrative expenses and approximately 15%, or $5.5 million, for product development expenses. This allocation is preliminary and is subject to change based upon market conditions, the effectiveness of our marketing campaigns and other factors. We may use the proceeds in ways with which you do not agree or that prove to be disadvantageous to our stockholders. We may not be able to invest the proceeds of this offering in our operations or external investments to yield a favorable return.


AFTER THIS OFFERING, OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL
  STOCKHOLDERS, WHOSE INTERESTS MAY CONFLICT WITH YOURS, WILL CONTROL APPROXIMATELY 69.7% OF OUR OUTSTANDING COMMON STOCK.

    Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own approximately 69.7% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over or merging with us. We also plan to reserve up to 5% of the shares offered in this offering under a directed share program in which our executive officers, directors, principal stockholders, employees, business associates and related persons may be able to purchase shares in this offering at the initial public offering price. This program may further increase the amount of stock held by persons whose interests are closely aligned with management's interests.


PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A
  CHANGE IN CONTROL, WHICH COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.



    The following provisions of our certificate of incorporation and bylaws, and of Delaware law could limit the price that investors might be willing to pay in the future for shares of our common stock.



    Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:



    - the issuance of preferred stock without any vote or further action by the stockholders;



    - the elimination of the right of stockholders to act by written consent without a meeting;



    - the elimination of cumulative voting in the election of directors; and



    - the division of our board of directors into three classes, with each class serving a staggered three-year term.



Provisions of Delaware law may discourage, delay or prevent someone from acquiring or merging with us. These provisions prevent us from engaging, under limited circumstances, in a merger or sale of more than 10% of our assets, with a stockholder who owns 15% or more of our outstanding voting stock, as well as affiliates and associates of stockholders, for three years following the date that the stockholder became an owner of 15% or more of our outstanding voting stock unless:



    - the transaction is approved by the board before the date the interested stockholder attained that status;



    - upon the closing of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or



    - on or after the date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.


THERE ARE A LARGE NUMBER OF SHARES THAT MAY BE SOLD IN THE MARKET FOLLOWING THIS
  OFFERING, WHICH MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.


    Sales of substantial numbers of shares of our common stock in the public market after this offering, or the perception that sales may be made, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. Based on shares outstanding as of December 31, 1999, following this offering, we will have 28,906,748 shares of common stock outstanding or 29,581,748 shares if the underwriters' over-allotment is exercised in full. Of these, 18,453,258 shares will become available for sale 180 days following the date of this prospectus upon the expiration of lock-up agreements, subject to the restrictions imposed by the federal securities laws on sales by affiliates. Credit Suisse First Boston Corporation, however, may waive the lock-up restrictions at its sole discretion without notice. Credit Suisse First Boston Corporation may choose to waive the lock-up restrictions based on market conditions, the then-current stock price and other factors the selection of which are at its sole discretion. In addition, another 5,953,490 shares will be available for sale, subject to the restrictions of Rule 144, after September 30, 2000.


WE HAVE GRANTED STOCK OPTIONS AT A SIGNIFICANTLY LOWER PRICE THAN THE OFFERING
  PRICE OF OUR COMMON STOCK, WHICH MAY CAUSE AN INVESTOR TO SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

    As of December 31, 1999, we had granted options that were outstanding to purchase an aggregate of 1,593,348 shares of common stock at exercise prices between $0.01 and $4.86 per share, which is significantly lower than the issue price of the common stock sold in this offering. If you purchase common stock in this offering and these options are exercised, you will suffer substantial dilution in the book value per share of your shares of our common stock.

WE RECENTLY SOLD STOCK AT A SIGNIFICANTLY LOWER PRICE THAN THE OFFERING PRICE OF
  OUR COMMON STOCK.

    In September 1999, we sold 5.9 million shares of preferred stock at a price per share of $3.36. Accordingly, if you purchase common stock in this offering, you will pay significantly more per share than the price at which we most recently sold our preferred stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under Prospectus Summary, Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations, Business and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as may, will, should, expect, plan, intend, forecast, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the sale of the 4,500,000 shares of common stock we are offering will be approximately $36.4 million, at an assumed initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $42.0 million.


    The principal reasons for this offering are to obtain additional capital, to create a public market for our common stock, to enhance our ability to acquire other businesses, products or technologies, and to facilitate future access to public equity markets. We have not yet determined our expected use of these proceeds, but we currently estimate that we will use up to approximately 5%, or $1.8 million, for capital expenditures primarily associated with the expansion and co-location of our network operation center in a secure location separate from our corporate headquarters. We believe that the remainder will be used for working capital, including approximately 60%, or $21.8 million, for sales and marketing expenses, approximately 20%, or $7.3 million, for general and administrative expenses and approximately 15%, or $5.5 million, for product development expenses. This allocation is preliminary and is subject to change based upon market conditions, the effectiveness of our marketing campaigns and other factors. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or products that are complementary to our business. We currently have no commitments or agreements with respect to any acquisitions. Pending our use of the net proceeds, we intend to invest them in cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities.


                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock and do not anticipate paying such cash dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results and other factors as determined by our board of directors. Additionally, we have entered into a loan agreement with a creditor that restricts our ability to pay dividends.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1999 on the following three bases:

    - On an actual basis;

    - On a pro forma basis to reflect the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock; and

    - On a pro forma as adjusted basis to reflect (1) the sale of 4,500,000 shares of common stock in this offering at an assumed initial public price of $9.00 per share and the application of the net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, and (2) the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock upon the closing of this offering.

    This table should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                     AS OF DECEMBER 31, 1999
                                                              -------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              ---------   ----------   ------------
                                                               (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                           SHARE DATA)
Current portion of long-term obligations....................   $   156     $   156       $   156
Long-term obligations, net of current portion...............       119         119           119
Redeemable convertible preferred stock, $0.001 par value,
  32,806,164 shares authorized; 16,070,581 shares issued and outstanding, actual; 2,000,000 shares authorized, no
  shares issued and outstanding, pro forma and pro forma as
  adjusted:.................................................    30,758          --            --
Value ascribed to redeemable convertible preferred stock
  warrants..................................................        35          --            --
                                                               -------     -------       -------
    Total redeemable convertible preferred stock............    30,793          --            --
Stockholders' equity (deficit):
  $0.001 par value, 30,000,000 shares authorized; 8,336,167
    shares issued and outstanding, actual; 62,806,164 shares
    authorized, 24,406,748 shares issued and outstanding,
    pro forma; 100,000,000 shares authorized, 28,906,748
    shares issued and outstanding, pro forma as adjusted....         8          24            69
  Additional paid-in capital................................     4,072      34,814        71,134
  Value ascribed to common stock warrants...................        --          35            35
  Stockholder note receivable...............................      (655)       (655)         (655)
  Deferred stock compensation...............................    (3,239)     (3,239)       (3,239)
  Accumulated deficit.......................................   (15,887)    (15,887)      (15,887)
                                                               -------     -------       -------
    Total stockholders' equity (deficit)....................   (15,701)     15,092        51,457
                                                               -------     -------       -------
      Total capitalization..................................   $15,367     $15,367       $51,732
                                                               =======     =======       =======

                                    DILUTION

    If you invest in our common stock, your interest will be diluted in an amount equal to the difference between:

    - the public offering price per share of our common stock, and

    - the pro forma net tangible book value per share of our common stock after this offering.

    The pro forma net tangible book value per share after this offering equals:

    - the net tangible book value, which is tangible assets less total liabilities, divided by

    - the number of outstanding shares of common stock after the offering, which will include the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock.

    Our pro forma net tangible book value as of December 31, 1999 was approximately $15.0 million or $0.62 per share of common stock. The pro forma as adjusted net tangible book value per share takes into account the estimated net proceeds from this offering. Based upon an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 1999 would have been approximately $51.5 million, or $1.78 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.13 per share to existing stockholders and an immediate dilution of $7.22 per share to investors purchasing common stock in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............             $   9.00
  Pro forma net tangible book value per share as of
    December 31, 1999.......................................  $   0.62
  Increase per share attributable to new investors..........  $   1.16
                                                              --------
Pro forma as adjusted net tangible book value per share
  after the offering........................................             $   1.78
                                                                         --------
Dilution per share to new investors.........................             $   7.22
                                                                         ========

    The following table summarizes as of December 31, 1999, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses. Additionally, as detailed below, new investors purchasing shares in this offering at the initial public offering price will contribute 57% of the total consideration paid to us but will own only 16% of our shares.

                                                  SHARES PURCHASED       TOTAL CONSIDERATION
                                                ---------------------   ----------------------   AVERAGE PRICE
                                                  NUMBER     PERCENT      AMOUNT      PERCENT    PAID PER SHARE
                                                ----------   --------   -----------   --------   --------------
Existing stockholders.........................  24,406,748      84%     $31,736,000      43%         $1.30
New investors.................................   4,500,000      16%      40,500,000      57%          9.00
                                                ----------     ---      -----------     ---
  Total.......................................  28,906,748     100%     $72,236,000     100%         $2.50
                                                ==========     ===      ===========     ===

    Except as noted above, the foregoing discussion and tables assume no exercise of any stock options or warrants outstanding at December 31, 1999. As of December 31, 1999, there were options outstanding to purchase 1,593,348 shares of common stock at a weighted average exercise price of $1.06 and warrants to purchase 70,500 shares of common stock at a weighted average exercise price of $0.85. To the extent that any of these options and warrants are exercised, there will be further dilution to investors purchasing our common stock.

                            SELECTED FINANCIAL DATA

    You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and the Notes thereto included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from, and are qualified by reference to, the audited financial statements and notes thereto appearing elsewhere in this prospectus. The balance sheet data as of December 31, 1996 and 1997 and the statement of operations data for the year ended December 31, 1996 are derived from, and are qualified by reference to, financial statements not appearing in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                1996       1997       1998       1999
                                                              --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...................................................    $   --     $  168    $   566    $  3,256
Cost of sales..............................................        --         85        331       2,265
                                                               ------     ------    -------    --------
Gross profit...............................................        --         83        235         991
                                                               ------     ------    -------    --------
Operating expenses:
  Research and development.................................       171        351        901       3,544
  Sales and marketing......................................        --        181        970       8,132
  General and administrative...............................        64        249        710       2,402
  Amortization of deferred compensation....................        --         --         --         668
                                                               ------     ------    -------    --------
    Total operating expenses...............................       235        781      2,581      14,746
                                                               ------     ------    -------    --------

Loss from operations.......................................      (235)      (698)    (2,346)    (13,755)
Other income (expense), net................................        --         (1)        75         323
                                                               ------     ------    -------    --------
Net loss...................................................    $ (235)    $ (699)   $(2,271)   $(13,432)
                                                               ======     ======    =======    ========
Basic and diluted net loss per share.......................    $(0.15)    $(0.11)   $ (0.38)   $  (1.78)
                                                               ======     ======    =======    ========
Shares used in computation of basic and diluted net loss
  per share................................................     1,573      7,001      7,007       7,265
                                                               ======     ======    =======    ========
Pro forma basic and diluted net loss per share
  (unaudited)..............................................                                    $  (0.72)
                                                                                               ========
Shares used to compute pro forma basic and diluted net loss
  per share (unaudited)....................................                                      17,990
                                                                                               ========

                                                                          DECEMBER 31,
                                                            -----------------------------------------
                                                              1996       1997       1998       1999
                                                            --------   --------   --------   --------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................   $    2     $2,322    $   299    $ 15,080
Working capital (deficit).................................      (75)     2,266       (497)     13,075
Total assets..............................................       31      2,396        914      18,363
Long-term obligations, net of current portion.............      167         --         --         119
Redeemable convertible preferred stock....................       --      3,331      3,723      30,793
Accumulated deficit.......................................     (235)      (262)    (2,925)    (15,887)
Total stockholders' equity (deficit)......................     (215)      (992)    (3,655)    (15,701)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING IS A DISCUSSION OF OUR OPERATIONS AND SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are an online provider of print and private-labeled print services focused on the business market. Our online print shops offer customers a one-stop shop for addressing their printing needs.

    We were incorporated in August 1996 and we officially launched the iPrint.com website and commenced online sales of printed products in January 1997. For the year ended December 31, 1996, we had no revenues. Our operating activities during this period consisted of developing software and hardware infrastructure, recruiting personnel and raising capital. Since January 1997, we have added new products and improved the ease-of-use of our iPrint.com website by adding new features, including the ability to track orders, certified an increasing number of commercial print vendors to fulfill orders for our customers, increased the breadth of products we offer and attracted new customers through a series of direct and indirect marketing campaigns. Beginning in 1998, we entered into affiliate, co-labeled and private-labeled relationships and in the third quarter of 1999, we began offering our specialized print services.

    Since our inception, we have incurred significant net losses primarily as a result of costs associated with developing our websites and our marketing efforts. From inception through December 31, 1999, we accumulated net losses of $15.9 million. As we seek to aggressively expand our business, we expect that our operating expenses will significantly increase as a result of financial commitments related to expanded advertising and promotional campaigns, the development of additional marketing channels, relationships with destination websites to increase traffic to our website, enhancements to our iPrint.com and related websites and other capital expenditures. We expect that we will incur losses and generate negative cash flow from operations for the foreseeable future. Our ability to achieve profitability depends upon our ability to substantially increase our sales. Because we are an Internet company engaged in electronic commerce, our business is subject to significant changes in technology and marketing techniques. In view of our limited operating history, we believe that period-to-period comparisons of our operating results, including our operating expenses as a percentage of sales, are not necessarily meaningful and should not be relied upon as an indication of our future performance.

    We generate revenues from the sale of a variety of printed products to end user customers. Our products and services are available to our customers through our iPrint.com website, our managed iPrint.com affiliate and co-labeled websites, our private-labeled websites and our specialized print services. We do not recognize revenues until the product has shipped, collection of the receivable is probable, and our commercial print vendors have fulfilled all of our contractual obligations to the customer. We take title to all products that we instruct our commercial print vendors to produce. We believe that purchases by businesses account for a majority of our revenues and purchases by consumers account for a significant portion of our revenues.

    Customers can access our print services through the following channels:

    THE IPRINT.COM WEBSITE. Customers can order a wide array of short-run printed products, which are items that can be printed in a short time and in relatively small quantities, directly from the iPrint.com website. We generate revenues from these orders based on the value of the products that a customer orders. For 1999, we derived approximately 56% of our revenues from orders placed through our iPrint.com website.


    AFFILIATE AND CO-LABELED WEBSITES. We provide our online print services to a variety of online organizations. The co-labeled websites promote the iPrint.com brand and the co-labeled party's brands. Customers access these co-labeled print shops directly on the co-labeled party's website. In addition, other third parties have entered into agreements with us to provide links from their websites to the iPrint.com website, enabling us to attract a broader array of potential customers. To date, our affiliate arrangements have not generated material revenues for us.


    PRIVATE-LABELED WEBSITES. We have relationships with four large commercial printers and office supply chains to provide their customers with our online print services. These websites run on our web servers and utilize our technology, but each one is accessed from within the private-labeled party's website and displays only the private-labeled party's brand. For 1999, we derived approximately 11% of our revenues from orders placed through private-labeled websites.

    SPECIALIZED PRINT SERVICES. We promote specialized print services at our iPrint.com and related websites. These unique, project-oriented print jobs may vary only in quantity from our existing website offerings, or they may involve printed items that are not generally offered in our self-service print shops. For 1999, we derived approximately 8% of our revenues from these specialized print services.

    For 1999, approximately 21% of our revenues were derived from, and approximately 24% of our cost of sales related to, shipping and handling fees. In addition, for 1999, orders placed by repeat customers equaled approximately 13% of total orders placed. We record sales net of discounts. We have recorded the cost of promotional products that we give away for free as a sales and marketing expense. A significant portion of our revenue is generated through barter transactions with participants in our co-labeled program in which we sell printed products in exchange for online advertising. Barter transaction revenues and related advertising costs are recorded at the fair value of the goods or services provided or received, whichever is more readily determinable in the circumstances. Revenues from barter transactions are included in revenues and the associated advertising expenses are recorded as sales and marketing expense. The cost of printed products sold in barter transactions is included in cost of sales. We derived $326,000, which represented approximately 10% of our revenues, from barter transactions for 1999. Substantially all of our revenues are generated from sources within the United States and all sales to date have been in United States dollars.

    Cost of sales consists primarily of direct expenses relating to printing products, rework and reprinting charges, shipping and handling fees, royalties on software licenses and credit card processing fees.

    We categorize our operating expenses into research and development, sales and marketing, general and administrative and amortization of deferred compensation.

    Research and development expenses consist primarily of personnel and related costs, including costs related to consultants and outside contractors.

    Sales and marketing expenses consist of the cost of free promotional products, the cost of marketing programs including advertisements, costs to acquire email lists, personnel and related costs for our marketing staff and customer support groups and participation in trade shows.

    General and administrative expenses consist primarily of personnel and related costs for corporate functions, including finance, accounting, legal, human resources, facilities and management of commercial print vendor relationships.

    Deferred compensation represents the aggregate difference, at the date of grant, between the respective exercise price of stock options and the estimated fair value of the underlying stock. Deferred stock-based compensation is amortized over the vesting period of the underlying options based on an accelerated vesting method, generally four years. Through December 31, 1999, we had recorded unearned stock-based compensation of $3.9 million. For 1999, we recorded stock-based compensation of $668,000.

    The total unearned stock-based compensation recorded for all option grants through December 31, 1999 will be amortized as follows: $1,714,000 for the year ending December 31, 2000, $897,000 for the year ending December 31, 2001, $463,000 for the year ending December 31, 2002 and $165,000 for the year ending December 31, 2003. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

RESULTS OF OPERATIONS

    The following table sets forth statement of operations data expressed as a percentage of revenues for the periods indicated:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
SUMMARY OF OPERATIONS DATA:
  Revenues..................................................    100.0 %    100.0 %    100.0 %
  Cost of sales.............................................     50.6       58.5       69.6
                                                              -------    -------    -------
  Gross profit..............................................     49.4       41.5       30.4
                                                              -------    -------    -------
  Operating expenses:
    Research and development................................    208.9      159.2      108.8
    Sales and marketing.....................................    107.7      171.4      249.8
    General and administrative..............................    148.2      125.4       73.8
    Amortization of deferred compensation...................       --         --       20.5
                                                              -------    -------    -------
      Total operating expenses..............................    464.8      456.0      452.9
                                                              -------    -------    -------

  Loss from operations......................................   (415.4)    (414.5)    (422.5)
  Other income (expense), net...............................     (0.6)      13.3        9.9
                                                              -------    -------    -------
  Net loss..................................................   (416.0)%   (401.2)%   (412.6)%
                                                              =======    =======    =======

YEARS ENDED DECEMBER 31, 1998 AND 1999

    REVENUES. Revenues increased from $566,000 for the year ended December 31, 1998, to $3.3 million for the year ended December 31, 1999. The increase was primarily due to a higher number of orders, substantially all of which resulted from our promotional offers, as well as increased customer activity on our iPrint.com website and our co-labeled and private-labeled websites, and for our specialized print services.


    COST OF SALES. Cost of sales increased from $331,000 for the year ended December 31, 1998 to $2.3 million for the year ended December 31, 1999. The increase was primarily due to increased orders that our customers placed on our iPrint.com and related websites. Gross margins decreased from 41.5% for the year ended December 31, 1998 to 30.4% for the year ended December 31, 1999. This 11.1% decrease in our gross margins consists primarily of increased promotional discounts which accounted for 6.5% of this decrease, increased sales of promotional items at cost which accounted for 3.0% of this decrease, and a shift in product mix to lower margin items which accounted for 1.5% of this decrease.


    RESEARCH AND DEVELOPMENT. Research and development expenses increased from $901,000 for the year ended December 31, 1998 to $3.5 million for the year ended December 31, 1999. The increase was primarily due to an increase in personnel costs of $1.9 million and increases in consultant and outside contractor costs of $292,000 as we increased the functionality of our iPrint.com and related websites and broadened our product offerings. We continue to invest substantially in research and development and we expect research and development expenses to increase on an absolute dollar basis in future periods.

    SALES AND MARKETING. Sales and marketing expenses increased from $970,000 for the year ended December 31, 1998 to $8.1 million for the year ended
December 31, 1999. The increase was primarily a result of an increase in promotional spending and related costs of $4.8 million for promotional products given away for free. Also contributing to this increase was growth in our direct marketing, business development and customer support staffs, with personnel-related costs increasing by $1.6 million. We expect our sales and marketing expenses to significantly increase on an absolute dollar basis as we continue to expand our customer acquisition and brand awareness activities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $710,000 for the year ended December 31, 1998 to $2.4 million for the year ended December 31, 1999. The increase was due primarily to increases in personnel-related costs of $836,000 and legal and accounting fees of $137,000. We expect general and administrative expenses to increase on an absolute dollar basis in future periods, in part as we incur costs related to operating as a public company.

    AMORTIZATION OF DEFERRED COMPENSATION. We recorded unearned stock-based compensation of $3.9 million during the year ended December 31, 1999, which is being amortized over the period during which the options vest, generally four years. Stock-based compensation expense recognized during the year ended December 31, 1999 was $668,000.

    OTHER INCOME (EXPENSE), NET. Other income (expense), net increased from $75,000 for the year ended December 31, 1998 to $323,000 for the year ended December 31, 1999. The increase was primarily due to higher interest income earned based on higher average cash balances during 1999.

    NET LOSS.  Net loss increased from $2.3 million for the year ended
December 31, 1998 to $13.4 million for the year ended December 31, 1999. The increase in net loss was primarily due to an increase in operating expenses from $2.6 million for the year ended December 31, 1998 to $14.7 million for the year ended December 31, 1999.

YEARS ENDED DECEMBER 31, 1997 AND 1998

    REVENUES. Revenues increased from $168,000 for the year ended December 31, 1997 to $566,000 for the year ended December 31, 1998. The increase was primarily due to a higher number of orders from customers that visited our iPrint.com website and an increase in promotional offers.


    COST OF SALES. Cost of sales increased from $85,000 for the year ended December 31, 1997 to $331,000 for the year ended December 31, 1998. The increase was primarily due to increased orders placed by customers through all of our distribution channels. Gross margins decreased from 49.4% for the year ended December 31, 1997 to 41.5% for the year ended December 31, 1998. This 7.9% decrease in our gross margins was primarily the result of increased promotional items that we sold at cost.


    RESEARCH AND DEVELOPMENT. Research and development expenses increased from $351,000 for the year ended December 31, 1997 to $901,000 for the year ended December 31, 1998. The increase was primarily due to an increase in personnel costs of $434,000 and an increase in consultant and outside contractor costs of $105,000 to further develop the functionality of our websites and broaden our product offerings.

    SALES AND MARKETING. Sales and marketing expenses increased from $181,000 for the year ended December 31, 1997 to $970,000 for the year ended
December 31, 1998. The increase was primarily a result of an increase in promotional spending and related costs of $385,000 for promotional products given away for free. Also contributing to this increase was a growth in the number of our marketing, business development and customer support staffs, with personnel related costs increasing by $309,000.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $249,000 for the year ended December 31, 1997 to $710,000 for the year ended December 31, 1998. The increase was due to increases in personnel-related costs, recruiting fees, depreciation expense and legal and accounting services.

    OTHER INCOME (EXPENSE), NET. Other income (expense), net increased from an expense of $1,000 for the year ended December 31, 1997 to income of $75,000 for the year ended December 31, 1998. The increase was due to higher interest income earned based on higher average cash balances during 1998.

    INCOME TAXES. No provision for federal and state income taxes was recorded as we incurred net operating losses from inception through December 31, 1999. As of December 31, 1999, we had approximately $15 million and $9 million of federal and state net operating loss carryforwards which expire in varying amounts through the year 2019. Due to uncertainty regarding the ultimate utilization of the net operating loss carryforwards, we have not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. Under applicable tax regulations, sales of our stock, including shares sold in this offering, may further restrict our ability to utilize our net operating loss carryforwards.

    NET LOSS. Net loss increased from $699,000 for the year ended December 31, 1997 to $2.3 million for the year ended December 31, 1998. The increase in net loss was primarily due to an increase in operating costs from $781,000 for the year ended December 31, 1997 to $2.6 million for the year ended December 31, 1998.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents our quarterly results of operations for each of the eight quarters ended December 31, 1999, as well as the same data expressed as a percentage of our total revenues for the periods indicated. The information for each of these quarters is unaudited and we have prepared it on the same basis as the audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results. You should read this section in conjunction with our audited financial statements and notes thereto appearing elsewhere in this prospectus. These operating results are not necessarily indicative of the results of any future period.

                                                                           QUARTER ENDED
                                  -----------------------------------------------------------------------------------------------
                                  MARCH 31,    JUNE 30,    SEPT. 30,   DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,   DEC. 31,
                                     1998        1998        1998        1998         1999        1999        1999        1999
                                  ----------   ---------   ---------   ---------   ----------   ---------   ---------   ---------
                                                                            (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT AS A PERCENTAGE OF REVENUES)
STATEMENTS OF OPERATIONS DATA:
Revenues........................   $   103      $   111     $    92    $     260   $     286    $     467   $   1,006   $   1,497
Cost of sales...................        51           67          54          159         188          308         709       1,060
                                   -------      -------     -------    ---------   ---------    ---------   ---------   ---------
Gross profit....................        52           44          38          101          98          159         297         437
                                   -------      -------     -------    ---------   ---------    ---------   ---------   ---------
Operating expenses:
  Research and development......       117          154         250          380         555          677         972       1,340
  Sales and marketing...........        92          192         345          341         555          987       2,094       4,496
  General and administrative....       101          133         173          303         283          310         606       1,203
  Amortization of deferred
    compensation................        --           --          --           --          21          124         164         359
                                   -------      -------     -------    ---------   ---------    ---------   ---------   ---------
    Total operating expenses....       310          479         768        1,024       1,414        2,098       3,836       7,398
                                   -------      -------     -------    ---------   ---------    ---------   ---------   ---------
Loss from operations............      (258)        (435)       (730)        (923)     (1,316)      (1,939)     (3,539)     (6,961)
Other income (expense), net.....        27           23           6           19          19           72          38         194
                                   -------      -------     -------    ---------   ---------    ---------   ---------   ---------
Net loss........................   $  (231)     $  (412)    $  (724)   $    (904)  $  (1,297)   $  (1,867)  $  (3,501)  $  (6,767)
                                   =======      =======     =======    =========   =========    =========   =========   =========

PERCENTAGE OF TOTAL REVENUES:
Revenues........................     100.0 %      100.0 %     100.0 %      100.0 %     100.0 %      100.0 %     100.0 %     100.0 %
Cost of sales...................      49.5         60.4        58.7         61.2        65.7         66.0        70.5        70.8
                                   -------      -------     -------    ---------   ---------    ---------   ---------   ---------
Gross margin....................      50.5         39.6        41.3         38.8        34.3         34.0        29.5        29.2
                                   -------      -------     -------    ---------   ---------    ---------   ---------   ---------
Operating expenses:
  Research and development......     113.6        138.7       271.7        146.2       194.1        145.0        96.6        89.6
  Sales and marketing...........      89.3        173.0       375.0        131.2       194.1        211.3       208.2       300.5
  General and administrative....      98.1        119.8       188.0        116.5        99.0         66.4        60.2        80.4
  Amortization of deferred
    compensation................        --           --          --           --         7.3         26.6        16.3        24.0
                                   -------      -------     -------    ---------   ---------    ---------   ---------   ---------
    Total operating expenses....     301.0        431.5       834.7        393.9       494.5        449.3       381.3       494.5
                                   -------      -------     -------    ---------   ---------    ---------   ---------   ---------
Loss from operations............    (250.5)      (391.9)     (794.4)      (355.1)     (460.2)      (415.3)     (351.8)     (465.3)
Other income (expense), net.....      26.2         20.7         6.5          7.3         6.6         15.4         3.8        13.0
                                   -------      -------     -------    ---------   ---------    ---------   ---------   ---------
Net loss........................    (224.3)%     (371.2)%    (786.9)%     (347.8)%    (453.6)%     (399.9)%    (348.0)%    (452.3)%
                                   =======      =======     =======    =========   =========    =========   =========   =========

    Revenues have increased in each consecutive quarter presented, exclusive of the third quarter of 1998. During that quarter we commenced an aggressive customer acquisition program and began to offer discounted products and free promotional products to the public. The growth in revenues during the second, third and fourth quarters of 1999 was primarily due to a higher number of orders, substantially all of which resulted from our promotional offers, as well as increased customer activity on our iPrint.com, co-labeled and private-labeled websites. The growth in revenues during the third and fourth quarters of 1999 was also due to the introduction of our specialized print services.

    We have recorded sequential declines in gross margin since the first quarter of 1998. The reduction in gross margin during the second quarter of 1998 was due to a shift in the mix of products that our customers bought. The reduction in gross margin during the third and fourth quarters of 1998 was due to our customer acquisition programs, which include shipping a substantial number of promotional orders at no margin. During the second, third and fourth quarters of 1999, the reduction in gross margin was due to a shift in product mix to lower margin items and increased promotional discounts. The reduction during the third and fourth quarters of 1999 was also attributable to revenues generated from our specialized print services at substantially lower gross margins than revenues generated through our iPrint.com and related websites.

    Our research and development expenses have increased in absolute dollars in each quarter presented primarily as a result of increases in our personnel-related costs. Sales and marketing expenses have increased in absolute dollars in all but one of the quarters presented. The increase in the third and fourth quarters of 1998 was primarily due to increased promotional spending. These expenses also increased significantly in the second, third and fourth quarters of 1999 due to increases in promotional spending and related cost of promotional products shipped. Also contributing to the increase during these quarters was growth in our direct marketing, business development and customer support staffs. Our general and administrative expenses have increased in absolute dollars in all but one of the quarters presented primarily as a result of increases in our personnel-related costs.

    As a result of our limited operating history and the evolving nature of conducting business on the Internet, we are unable to accurately forecast our revenue or expenses. Our success is dependent upon our ability to enter into and maintain relationships with leading destination websites and to develop and maintain volume usage of our products by our customers. Our revenues have fluctuated and our quarterly operating results will continue to fluctuate based on the timing of our promotional activity. Our revenues historically have been dependent upon our ability to attract additional customers to the iPrint.com and our related websites. Unless and until we have developed a significant and recurring revenue stream from repeat paying customers, our revenue will continue to fluctuate significantly. We have experienced, and expect to continue to experience, fluctuations in revenues and operating results from quarter-to-quarter for other reasons which are more fully set forth under the caption "Risk Factors -- Our quarterly operating results are volatile and difficult to predict. If we fail to meet the public's expectations, the market price of our common stock may decrease significantly." As a result of these factors, we believe that quarter-to-quarter comparisons of our revenues and operating results are not necessarily meaningful, and that these comparisons may not be accurate indicators of future performance. Our staffing and operating expenses are based on anticipated growth in revenues. If we are unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, any significant revenue shortfall would likely have an immediate negative effect on our operating results.

LIQUIDITY AND CAPITAL RESOURCES


    From our inception in 1996 to December 31, 1999, we funded our operations primarily with $32.3 million raised through the sale of our equity securities. As of December 31, 1999, we had cash and cash equivalents of $15.1 million. As of December 31, 1998, we had a line of credit arrangement with Silicon Valley Bank which provided for maximum borrowings of $750,000 for working capital and capital improvements, bearing interest at the bank's prime rate. The bank has a senior security interest in substantially all of our assets. A prior credit line with Silicon Valley Bank expired on November 8, 1999 and we elected to repay $200,000, which was the working capital component of the amount outstanding. As of December 31, 1999, the balance of $225,000 remained outstanding as a term loan payable in equal monthly installments through May 2002. We currently have a $2.0 million line of credit with Imperial Bank which expires on February 16, 2001 and on which we have no borrowings.

    Net cash used in operating activities was $683,000 for the year ended December 31, 1997 and $2.0 million for the year ended December 31, 1998, primarily the result of net losses of $699,000 for the year ended December 31, 1997 and $2.3 million for the year ended December 31, 1998. Net cash used in operating activities was $10.9 million for the year ended December 31, 1999, primarily the result of net losses of $13.4 million, adjusted for depreciation and amortization of deferred stock compensation, and an increase in accounts payable and accrued liabilities, partially offset by an increase in prepaid expenses and other current assets.

    Net cash used in investing activities was $59,000 for the period ended December 31, 1997, $289,000 for the year ended December 31, 1998 and
$1.9 million for the year ended December 31, 1999. The cash used in investing activities was related to purchases of property and equipment.

    Net cash provided by financing activities was $3.1 million for the period ended December 31, 1997, $218,000 for the year ended December 31, 1998 and $27.5 million for the year ended December 31, 1999. Cash provided by financing activities was primarily from proceeds of the sale of our preferred stock, a note payable issued to a stockholder as well as draws against our loan and security agreement with Silicon Valley Bank.

    At December 31, 1999, we had operating lease obligations of $274,000 for the year ending December 31, 2000, $245,000 for the year ending December 31, 2001, $122,000 for the year ending December 31, 2002 and $95,000 for the year ending December 31, 2003. These leases are for 24,100 square feet of office space for our headquarters in Redwood City, California.


    Upon completion of this offering, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel, including growth associated with product and service offerings, potential geographic expansion and integration of any businesses we may acquire. Assuming completion of this offering, we currently estimate that our capital expenditures and lease commitments for 2000 to be $2.1 million. Upon completion of this offering, we also expect to execute our growth plan which will result in a substantial increase in our operating expenses and consume a material amount of our cash resources. Without the proceeds of this offering, we believe that our current cash, cash equivalents and line of credit would be sufficient to meet our cash needs for working capital, repayment of debt and capital expenditures for the next twelve months; however, without the offering proceeds or additional capital from some other source, we would be unable to pursue our growth strategy and would need to significantly reduce our operating expenses and rate of capital expenditures. Our future capital requirements will depend on many factors that are difficult to predict, including the amount of funds raised in this offering, the size, timing and structure of any acquisitions that we may complete, our rate of revenue growth, our operating losses, the cost of obtaining new customers and technical capabilities and the cost of upgrading and maintaining our network infrastructure and other systems. We expect that within the next 24 months we will need to raise additional capital to fund our growth strategy. We have no commitments for additional financing, and we may be unable to obtain additional funding on favorable terms, if at all. Any difficulty in obtaining additional financial resources could force us to curtail our operations or prevent us from pursuing our growth strategy. Any future funding may dilute the ownership of our existing stockholders.


YEAR 2000 READINESS DISCLOSURE

    To date, we have not experienced any disruption in our services as a result of, nor has any third-party vendor on which we depend been affected by, the commencement of the year 2000. Although we do not anticipate that our websites will be affected by the year 2000, if we, or third-party providers of hardware, software and communications services fail to remedy any year 2000 issues, the result could be lost revenues, increased operating expenses, the loss of customers and other business interruptions, any of which could harm our business. The failure to adequately address year 2000 compliance issues in the delivery of products and services to our customers could result in claims against us of misrepresentation or breach of contract and related litigation, any of which could be costly and time consuming to defend.

    In light of our experiences to date, we have not developed any specific contingency plans for year 2000 issues. Our worst case scenario for year 2000 problems would be our inability to execute our clients' orders and a resultant decline in order volumes and revenues.

MARKET RISK

    The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk of loss. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the market value of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the market value of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. We maintained our portfolio of cash equivalents in money market and checking funds as of December 31, 1999. In general, the fair value of money market funds is not subject to market risk because the interest paid on such funds fluctuates with prevailing market rates. A hypothetical increase or decrease in market interest rates by 1% from the market interest rates at December 31, 1999 would cause the interest income from our cash and cash equivalents and a receivable from a holder of preferred stock to increase or decrease by $151,000 per year based on the balance of cash and cash equivalents and a receivable from a holder of preferred stock at December 31, 1999. This amount will change based on the actual cash and cash equivalents available for investment.

    We have operated primarily in the United States and all sales to date have been made in United States dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards, requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 is effective for fiscal years beginning after June 30, 2000. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we do not believe that the adoption of SFAS No. 133 will have a material impact on our financial position or results of operations.

                                    BUSINESS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN THESE FORWARD-LOOKING STATEMENTS.

OVERVIEW

    iPrint.com is an online provider of print and private-labeled print services focused on the business market.

    Our online print shops offer customers a one-stop shop for addressing their printing needs, allowing them to easily design and order thousands of customized, primarily small-quantity printed products. By automating or enhancing the print order process and electronically connecting our online printing services to carefully selected commercial print vendors, we believe, based on our experience in the printing industry, that we significantly reduce the costs and inefficiencies associated with the traditional printing process. Our online print services are designed to be much more convenient and cost-effective than traditional printing alternatives provided through traditional print channels.

INDUSTRY BACKGROUND

THE GROWTH OF INTERNET COMMERCE AND ITS IMPACT ON BUSINESSES

    The explosive growth of the Internet as a tool for global communications has enabled millions of people to interact electronically. International Data Corporation, or IDC, estimates that there were 142 million web users worldwide at the end of 1998, and expects this number will grow to approximately 502 million by the end of 2003. Rapid acceptance of the Internet as a communications platform by both businesses and consumers has created the foundation for significant growth in electronic commerce. Based on information provided by IDC, worldwide commerce over the Internet conducted by businesses, including government and education organizations, is expected to increase from approximately $35 billion in 1998 to $1.1 trillion in 2003.

    The Small Business Administration estimates that more than 98% of all businesses in the United States have fewer than 100 employees. These businesses, particularly self-employed individuals and small businesses, often lack the size and financial resources to create economies of scale. These organizations typically do not maintain dedicated procurement departments and often do not achieve significant purchasing leverage. The Internet can provide these businesses with a number of advantages when making purchases, including:

    - convenience,

    - wider selection of products and services, and

    - competitive pricing.

    This widespread adoption of the Internet as a purchasing vehicle for businesses has created significant opportunities for companies that offer business products and services online.

THE TRADITIONAL PRINTING INDUSTRY AND ITS LIMITATIONS

    Printing can be a major area of expenditure for small businesses. Based on data from CAP Ventures, Inc., an independent print research firm, sales in the United States printing industry totaled $292 billion in 1998, of which $58 billion was derived from commercial printing operations. Short-run, customized items, which are items that can be printed in a short time and in relatively small quantities, include a wide range of business, promotional and general office and consumer items and comprise a significant portion of these commercial printing operations. This market is highly fragmented, with an estimated 50,000 local and regional commercial printers in the United States.

    The process of purchasing printed goods consists of two phases: design and fulfillment. Typically, designing and ordering is initiated at a traditional print shop or through a print broker or mail order catalog and involves manually completing a text-based order form with design and order attributes, including in many instances, chosen layout, graphic, color, typeface enhancements, and credit card and shipping information. These order forms are often transferred via phone, fax or courier to a commercial print vendor for fulfillment. The actual time spent preparing the order, printing the order, and delivering the order constitutes the fulfillment process.

    Both the order and fulfillment processes contain a number of inefficiencies and present numerous challenges for both purchasers of print services, including short-run print services, and the commercial print vendors that serve this market, including:

    TIME CONSUMING. Traveling to the local print shop or design house and possibly waiting in line to speak with a store representative takes time. A customer ordering through a print catalog may be put on hold for an extended period of time in order to speak with a representative. In either case, correctly filling out the forms and paperwork necessary to successfully complete a print order can take an extended amount of time. If the finished product fails to satisfy the customer, the material may be returned to the vendor to be printed again, which is referred to as a reprint-due-to-error or a re-do, adding to the overall process time.

    LACK OF CONTROL AND GUESSWORK. A text-based order form is non-visual, which means that a print customer usually does not see what the overall design will look like prior to printing. Without a proof, a customer can only guess what the final product will look like, resulting in an uncomfortable buying situation. Due to the constraints of a form-based creative process, a customer has limited control over creative design iterations.

    ERROR-PRONE. The print order and fulfillment process is typically a manual process, which makes the potential for human error high. Some of the factors that can affect this error rate include incorrectly completed forms, illegible handwriting, and forms that are difficult to read because of poor-quality fax equipment and paper. Information is typically manually entered into the printer's systems multiple times, greatly increasing the chances for typographic errors. Because an order is not usually accompanied by a visual proof, aesthetic interpretations are at times necessary and can contribute to design variations that differ from customer expectations.

    COST-INEFFICIENT AND LABOR INTENSIVE. The process by which an order is readied for printing by the commercial print vendor, known as prepress or pre-production, is generally manually-oriented and labor intensive. Short-run print orders are generally low dollar transactions that can require the same amount of time, labor and service as large print orders. As such, they are less desirable and discourage process innovation and investment. Information is generally redundantly entered into various accounting, batching and composition systems. As a result, manual proofing and physical movement of operating paperwork must be repeated throughout the printing process.

    INCOMPLETE PRODUCT OFFERINGS. Because traditional print shops generally offer a limited selection of customizable products, customers may have to contact several shops or design houses to fulfill even basic printing needs.

    LIMITED PRODUCT AND ORDER INFORMATION. Custom printing can be complicated, and as a result, the traditional print shop or catalog customer representative may lack knowledge concerning product offering, pricing, and timing of delivery. After a print order is placed, customers often have limited interaction with the print shop and no direct interaction with the commercial print vendor, making it difficult to track changes in the order's status and estimated delivery time.

    We believe that customers seek a more efficient and effective means to purchase printing services. We similarly believe that commercial print vendors would like to take advantage of the efficiency and the interactivity of the Internet to improve order management and increase sales but the vast majority have not been able to justify the resources required to independently build and maintain their own system.

THE IPRINT.COM PRINT SHOPS AND SPECIALIZED PRINT SERVICES

    Through our online print shops and specialized print services, we offer businesses a single place to satisfy many of their printing needs. We have developed an easy to use, self-service design and ordering website for obtaining professional quality, mass-market printed products, providing our customers with a compelling alternative to traditional print channels. We also offer specialized websites and print services in response to customer requests for print items or quantities that are not generally offered in our self-service print shop. By automating or enhancing the print order process and electronically connecting our online print services to carefully selected and certified commercial print vendors, we believe that we significantly reduce the costs and inefficiencies associated with the traditional printing process. While our primary focus is on business customers, our ability to print in small quantities allows us to service the printing needs of individuals as well.

    We offer our customers the following benefits:

    CONVENIENCE. We endeavor to make our online print shops and specialized print services user-friendly, using a self-service approach to designing and printing products. The iPrint.com website is available 24 hours a day, seven days a week and may be reached from any Internet-enabled personal computer. Products can be shipped to the location the customer selects, enabling the entire process to be managed from the comfort of the office or home.

    SIMPLIFIED DESIGN AND ENHANCED ORDERING PROCESS. For products created at our website, our technology empowers the customer to design and view printed items prior to purchasing these products. We believe our what-you-see-is-what-you-get approach is superior to the non-visual, forms-based process traditionally used by print shops and office supply catalogs, increases reliability and customer satisfaction, and reduces the time it takes to complete an order. At the website, our interactive design tools alert the customer to common mistakes and missing information, further reducing the possibility of an incomplete or inaccurate order. Regardless of where a product is created, we route orders to the optimal printing plant given quantity, equipment, raw material and geographic considerations.

    STREAMLINED FULFILLMENT PROCESS. After an order is placed, we electronically send a ready-to-print graphic file and, where appropriate, a job ticket file, which is a data file containing all of the attributes of an order including information like paper codes, ink codes and shipping information, to one of our certified commercial print vendors located throughout the United States. Our specialized print services enhance, and our online self-service print shop virtually eliminates, the prepress process for our commercial print vendors. We believe this significantly improves the accuracy of the order and substantially reduces the amount of time and effort required for the commercial printer to complete it.

    SIGNIFICANT COST SAVINGS. Our print shop operates online and is highly automated, enabling us to eliminate the costs of building and managing a physical print shop or printing and distributing catalogs. Based on internal studies we have conducted, we believe that through automation and aggregation, we are able to pass additional savings on to our customers, offering printed goods for up to 50% less than typical traditional print shops and design houses. Further, we believe that we compete favorably on price with mail order catalogs but have a superior offering of customized printed products.

    BROAD RANGE OF SERVICES AND PROFESSIONALLY PRINTED PRODUCTS. We provide a one-stop shop for a wide range of printed products and services, with a print product selection that we believe is superior to most traditional print shops and office supply catalogs. In our self-service print shops, we offer thousands of print items in 45 product categories, including business cards, stationery, checks, business forms, labels, rubber stamps, invitations, personalized Post-It Notes-Registered Trademark-, photo mouse pads, t-shirts and coffee mugs. Customers can design, view and modify a design, and either immediately place their order or save their work-in-progress and order at a later date. Customers can also send free custom electronic greeting cards and electronic stationery, and event reminders directly from our iPrint.com website. For print items or quantities not offered in our self-service selection, we respond to customer requests for specialized projects with individualized quotations.

    COMPREHENSIVE CUSTOMER SERVICE. We offer a broad range of customer services during all phases of the ordering and fulfillment process. After each self-service order is placed, an email message is automatically sent to the customer that itemizes the order and cost and reiterates the estimated delivery time. We electronically receive order confirmation, printing and delivery information from our commercial print vendors and make this information accessible to our customers through a password-protected mechanism, enabling the customer to easily check an order's status online or even cancel the order if it has not yet been printed. An additional email is also sent after the customer's order has been shipped. Customers who have questions that cannot be answered directly on our website may email or telephone their questions to our customer services support team. For specialized print services, we provide customer service through a combination of electronic and personal assistance.

    In addition to the benefits we provide to our customers, we also provide significant advantages to our commercial print vendors. Based on our experience with commercial print vendors, we believe by integrating our technologies into the systems of our commercial print vendors and utilizing our what-you-see-is-what-you-get approach, we significantly reduce reprint-due-to-error rates and, therefore, print wastage. We believe that our specialized print services enhance and our online print shop self-service orders virtually eliminate the prepress process, thus reducing the actual cost of printing while improving overall capacity utilization. All of these factors facilitate cost savings for our commercial print vendors.

THE IPRINT.COM STRATEGY

    Our objective is to be the leading online provider of print and private-labeled print services to the business market.

    To achieve this objective, our strategy includes the following key elements:

    CAPITALIZE ON FIRST MOVER ADVANTAGES THROUGH STRATEGIC PROMOTIONS. From our experience in the printing industry, we believe we are one of the first companies to offer an easy-to-use, convenient online print shop targeting the business market and we intend to aggressively introduce new printing services and promotions to build our market position. To date, we have effectively employed a range of direct marketing and promotional initiatives to increase the number of website visitors and expand usage of our services.

    INCREASE BRAND RECOGNITION. We aim to develop the most well-known and trusted brand for printing services on the Internet. To expand our customer base and to extend the iPrint.com image, we intend to aggressively promote the iPrint.com brand through a mixture of online and traditional media advertising, public relations and participation in trade shows. We also plan to expand our affiliate and co-branded online website strategies through agreements with a range of destination websites.

    EXPAND OUR MARKETING RELATIONSHIPS. We have marketing relationships with a number of large companies. For example, through a co-branded website, we fulfill personalized business card orders for new Excite@Home email customers. We intend to develop relationships with leading destination websites and media companies in order to increase traffic to our website. By aggressively developing new relationships, we believe we can accelerate customer acquisition and increase usage of our online print store.

    BUILD OUR CUSTOMER BASE AND STIMULATE REPEAT USAGE. We seek to build our customer base and stimulate repeat usage by exposing our customers to our products and services that most closely meet their needs. In addition, since many of the products may be routinely purchased over the lifetime of our relationship with the customer, for example, business cards and stationery, we aim to create lasting relationships with our customers that increase in value over time and produce recurring revenue streams.

    EXPAND OUR SPECIALIZED PRINT SERVICES. We will create a range of new online printing services and aggressively market these services to our current and future customer base. We intend to create and capitalize on our technology and company infrastructure to enhance the print buying process.

    EXPAND OUR PRIVATE-LABELED INITIATIVES. We have entered into private-labeled initiatives with a variety of companies, including 3M, OfficeMax, Inc., PostNet International Franchise Corporation and SirSpeedy. These private-labeled initiatives enable us to expand our distribution and sales channels, and to increase usage of our print services. Expanding our private-labeled initiatives allows us to create revenue opportunities in customer segments that would otherwise be difficult for us to realize because of pre-existing relationships between these companies and their customers.

    LEVERAGE AND EXTEND OUR TECHNOLOGY PLATFORM. Based on our experience in the printing industry, we believe that we have a technology advantage over current competitors and future entrants in our market because of the flexibility of our technology platform and its ability to handle an increasing number of visitors. We intend to enhance the functionality of our website and the technology that supports it to improve order flow and reporting, expand our service offerings, facilitate more complete integration with print vendors, expedite payment processing, and improve the overall efficiency and throughput of our system.

PRODUCTS AND SERVICES

    Through our online print shops, our customers can design, modify, proof and order over 3,500 printed products across 45 product categories. Through our specialized print services, we can supply customers with additional printed items or with special quantities that are not generally offered in our self-service print shop.

    Using our iPrint.com online Design Studio, our customers can personalize products using a wide range of graphics, fonts and other customization options. Online design and proofing significantly enhances the print buying experience. Our automated process also shortens and simplifies the order process for customers and integrates with the systems of our commercial print vendor services and virtually eliminates the costly prepress of traditional printing.

    The following is a representative list of printable items that we offer through our self-service print shop:

BUSINESS AND STATIONERY   GIFTS AND APPAREL                PROMOTIONAL
-----------------------  --------------------  -----------------------------------
    Business cards           Luggage tags                     Caps
   Business checks               Mugs                      Golf balls
        Labels               Polo shirts                   Key chains
      Letterhead             Sweatshirts                    Mousepads
      Memo pads                T-Shirts                       Pens
    Rubber stamps             Tote bags        Post-it Notes-Registered Trademark-

    Within a given category, there can be hundreds of different products and product options from which a customer can choose. For example, within the labels category customers may select from a broad range of address, shipping, business and other types of labels. After the type of label is selected, customers can then choose the size, design, text, fonts, layout and color of the ink to be printed on the label. Once they have personalized their label and proofed the exact design online, they only need to enter their payment and shipping information to complete the order.

    The following graphic represents the steps involved in the iPrint.com ordering process:

                                   [DIAGRAM]

[Graphic depiction of a series of computer screen shots showing the step-by step process of creating a label. Empasis on designing, proofing, and ordering.]

    Customers can access our print services through the following channels:


    THE IPRINT.COM WEBSITE. Customers can order a wide array of short-run printed products directly from the iPrint.com website. We generate revenues from these orders based on the value of the products that a customer orders. For 1999, we derived approximately 56% of our revenues from orders placed through our iPrint.com website. Using the iPrint.com Design Studio, customers can create a design using online tools with features that are similar to basic desktop publishing software. In-process work can be saved on our website for future editing and ordering, and orders are saved for two years for future modifications and re-orders. Any design created at our online print shop can be sent electronically to a single email address or to multiple email addresses at no extra charge. Customers can also request special email reminders to be sent in advance of important dates and events. We believe providing these free event-based services enables us to offer additional targeted promotions to our customer base.


    Our website has won numerous awards and recognition, including:

    - As shown below, a ranking of seventh in PC Data's December 1999 list of Top 40 electronic commerce businesses in the United States based on order volume:

 1. Amazon.com

 2. Americangreetings.com

 3. eToys.com

 4. BarnesandNoble.com

 5. Buy.com

 6. JCPenney.com

 7. iPRINT.COM

 8. DrugStore.com

 9. More.com

 10. Ticketmaster.com

    - a top 10 ranking in Netmarketing Magazine's list of top business-to-business websites in 1999. Netmarket Magazine targets executives in business-to-business commerce and based its rankings on various criteria, including design, ease of navigation, electronic commerce capabilities and presentation of information;

    - a ranking of 15(th) in Information Week's e-business 100 in 1999. Companies were selected based on their ability to effectively integrate business and technology, meet objectives and achieve an overall innovation in electronic commerce;

    - the Print on Demand Innovative Leadership Award for 1999. The annual Print-on-Demand Industry Awards were established by CAP Ventures to recognize emerging companies who make technological advances in on-demand printing;

    - an Upside Magazine 1999 Hot 100 Award in the category of electronic commerce. The Upside staff and a large group of industry advisors select companies that they believe are the best private technology companies in their fields; and

    - the WebMaster 50/50 Award for 1999. CIO Web Business Magazine, targeted for chief information officers and senior executives, named iPrint.com one of the top 50 Internet websites for 1999. The criteria used by CIO included innovation in design, technology, content and functionality.

    We use comprehensive email and telephone-based support to aid our customers in the design and order process if appropriate. Our customer service professionals utilize proprietary software to access a customer's current and past order history, making customer contacts much more efficient. We also have a comprehensive frequently asked questions facility that documents each step of our processes, enabling customers to more easily complete their designs and orders and take advantage of our services.

    AFFILIATE WEBSITES. We have recently begun focusing on our affiliate business where we work with various businesses to offer our online printing services to their existing and future customer base. Over 4,000 third parties have entered into non-exclusive agreements with us that we post on our website to provide links from their websites to the iPrint.com website, enabling us to attract a broader array of potential customers. We are obligated by the terms of these agreements to pay a commission of approximately 4% to 8% for each order shipped to a customer that entered the iPrint.com website from the affiliate's link. To date, these arrangements have not generated material revenues for us and the commissions we have paid have been insignificant.

    CO-LABELED WEBSITES. We also provide our online print services on a non-exclusive basis to 69 online organizations, including the following:


                          Excite@Home                             Netcentives
                          Intel                                   Petstore.com
                          MyPoints                                Xoom.com

These websites promote both the iPrint.com brand and the co-labeled party's brands. Customers access these co-labeled print shops directly on the co-labeled party's website. We provide fulfillment and customer service for orders placed through these websites, and we maintain a secure extranet reporting environment to help these parties monitor and manage website activity. Our agreements with these co-labeled print shops are individually negotiated and provide that we pay commissions on sales made through these co-labeled websites in percentage amounts that range between 4% and 15%. In addition, the products offered on the co-labeled websites vary depending on the particular online organization.

    SPECIALIZED PRINT SERVICES. Within the broad scope of mass market printing services, organizations often have special printing needs. These unique, projected-oriented print jobs may vary only in quantity from our existing website offering, or they may involve printed items that are not generally offered in our self-service print shop, such as multi-paged color brochures, specialized banner production, color photocopying, or bound documentation. We promote these specialized services at our iPrint.com and related websites. These orders often represent higher revenues than a typical short-run print job. Our customer service representatives review and respond to these requests on a case by case basis. We may fulfill special projects through our existing commercial print vendors, or we may select other print vendors beyond those we ordinarily use. We generate revenues from these orders based on the value of the products that a customer orders. By their nature, the specifics and dollar amounts of these projects vary widely. We believe we are in a favorable position to provide these additional specialized services to our current customer base.

    PRIVATE-LABELED WEBSITES. We have non-exclusive relationships with four large commercial printers and office supply chains, 3M, OfficeMax, PostNet International Franchise Corporation and SirSpeedy, to provide their customers with our online print services. These websites run on our web servers and utilize our technology, but each one is accessed from within the private-labeled party's website and displays only the private-labeled party's brand. We offer the same range of services and products that we provide on our affiliate and co-labeled websites, but we also allow our private-labeled parties to manage pricing and product selection. Depending on the specifics of the arrangement, we may generate revenue either from orders placed on these websites based on the wholesale price of the products sold, from a fee based on revenue generated from the website, or some combination of product and transaction fees. Where we receive all of the revenue from orders placed on the third-party website, we may pay a commission of 20% to the third party. In some circumstances, our private-labeled parties may determine who will provide print and order fulfillment.

TECHNOLOGY

    An online print shop faces challenges that other electronic commerce vendors do not face. We have designed our online print shop to address the challenges of selling custom printed products and to handle potentially large order volumes. The computer software architecture of our iPrint.com and related websites and of our design and order processing technologies integrates high-performance, proprietary software modules with technology that we license from third parties.

    The challenges for an online print shop which are not typically faced by other electronic commerce vendors include:

    CUSTOMER-DRIVEN PRODUCT CREATION. Our customers do not order from a static, pre-set electronic product catalog. Rather, customers can create sophisticated desktop publishing design projects, requiring the ability to freely mix text, graphic images, fonts, styles and colors on printed items.

    COMPUTATIONALLY-INTENSIVE CUSTOMER INTERACTION. Our websites are also not presenting static, or largely static, informational or content pages. Our customers are engaged in computationally-intensive design activities which require constant system monitoring and optimization as visitor traffic grows.

    EXACTING NATURE OF TYPESETTING AND INTEGRATION WITH PROCESSES OF COMMERCIAL PRINT VENDORS. Typesetting is a precision science. We must automatically turn a customer's onscreen design into resolution independent electronic files that can be successfully produced by a variety of commercial print vendors with different printing processes and order management requirements.

    POINT-OF-ORDER PRICING. Because each product created is custom designed based on different ink, paper, design and quantity attributes, we must be able to provide accurate, real-time pricing information to our customers calculated instantaneously from tens of thousands of price point combinations.

    INTELLIGENT ORDER ROUTING. Each of the commercial print vendors we work with has different capabilities and a unique set of requirements that we take into account when determining how to fulfill an order. By taking into account product type, pricing, geography and shipping options, we strive to route each order individually to the vendor with the best combination of quality, delivery time and price.

    We believe the ability of our technology to address these challenges while also scaling to handle large numbers of customer design sessions and orders represents a competitive advantage for us.

    The following diagram depicts the iPrint.com software architecture:

                                   [DIAGRAM]

[Graphic flow chart depiction of the iPrint.com software architecture, starting with customer input at the top, moving through iPrint.com internal processes, and finishing with data flowing through to commercial print vendors.]

    We designed the software supporting our online printshop as a collection of integrated software modules, enabling us to more easily and quickly create, maintain, modify or replace individual components. We created our proprietary software modules using generally accepted development and technical standards and practices and without significant dependencies on specific operating system, database or web server technologies. As a result, we are able to move portions of our software between different commercially-available database, operating system and web server products to upgrade capacity or take advantage of price or performance improvements as they become available.

    The following is a description of the key software modules within our iPrint.com operating website:

    DESIGN STUDIO incorporates features found in desktop publishing software to enable our customers to easily create a wide variety of custom printed products. The Design Studio takes into account font, size, and color, paper or other material, graphic size and positioning, and other factors to produce on-screen images that are consistent with the final printed product. Because our customers are able to view and proof their orders before they are printed, from our experience in the printing industry we believe the percentage of orders that must be reprinted due to error is significantly reduced.

    The following illustrates how a customer would use the Design Studio to create a customized business card:

                                   [DIAGRAM]

[Graphic depiction of a series of computer screen shots showing the step-by-step process of creating a business card. Emphasis on designing, proofing, and ordering.]

    PRODUCT AND PRICING DATABASES contain a wide range of product design, feature and pricing information. To support the broad array of product variations and customization options we offer, we designed these databases to be highly flexible and to allow us to add, delete or modify product and pricing information as market conditions change or dictate.

    SECURE SHOPPING CART provides a customized order basket designed to store and securely process orders for multiple, unique design items. Our Secure Shopping Cart integrates with the software systems of our commercial print vendors, removing many of the manual steps necessary to produce and fulfill a variety of popular printed items. We believe this technology facilitates the order and fulfillment process in a way that is more efficient and less error-prone than traditional processes.

    SYSTEM REPORTING AND DIAGNOSTICS enables us and our affiliates, and participants in our co-labeled and private-labeled programs to remotely track a wide range of customer actions and information on our websites, providing detailed audit trails in a highly secure, password-protected environment. By choice, this technology does not collect demographic information about our customers.

    PRINT CENTER BUILDER allows participants in our private-labeled program to customize and control their own print shops without the need for costly and time-consuming programming efforts. We allow these participants to directly manage product prices, configurations and sales tax assignments which decreases customization and maintenance expenses for us.

    We also use hardware and software components from well-established vendors, including Cisco Systems, Dell Computers, Intel Corporation, Microsoft Corporation, America Online/Netscape Communications and Sun Microsystems. The software supporting our online printshop can run on a single machine or be distributed across multiple servers, depending on capacity requirements. Servers can be added or removed while the system continues to operate, allowing us to adjust capacity in a controlled manner while reacting quickly to market requirements. Currently, we physically host the servers for our iPrint.com, affiliate, co-labeled and private-labeled websites at our headquarters in Redwood City, California. We have initiated work to develop remote websites to allow for the uninterrupted operation of the iPrint.com and related websites in the event of a major system failure.

MARKETING AND DISTRIBUTION

    The iPrint.com marketing group focuses on product marketing, business development and direct marketing. Our marketing programs are designed to introduce and extend the iPrint.com brand name and offered services to both larger and better targeted audiences.

    To attract customers to our iPrint.com and related websites, we use a variety of electronic marketing and traditional media techniques. We generate traffic to our websites by:

    - offering printed products at special discount prices, including aggressive promotions;

    - building affiliate and co-labeled relationships with other companies so that our websites are featured on or linked with their websites;

    - directly soliciting our existing community of customers and parties who have either saved a graphic design with us or otherwise registered with us for our promotional activities; and

    - purchasing advertising online and in traditional media.

    In July 1999, we began to promote iPrint.com through a traditional advertising program. This program initially targeted potential customers through radio broadcasts in regional markets. We have continued our expenditures for advertisements in traditional media during the fourth quarter of 1999 and expect to increase them in the future. We believe our ongoing marketing program will increase the reach of our name recognition and drive new customers to our online print shop.

    In addition, we routinely speak at industry tradeshows and seminars.

CUSTOMERS


    Our target customers are predominately organizations of less than 100 employees. This segment includes the small office and home office market. While our primary focus is on business customers, our ability to print in small quantities allows us to service the printing needs of individuals as well. As of December 31, 1999, we had over 380,000 distinct print customers. In addition, as of December 31, 1999, our total community was in excess of 775,000 members, including those who have not placed an order but who have taken advantage of other iPrint.com services such as saving a graphic design on one of our websites, sending free electronic greeting cards or stationery or otherwise registering to receive promotional offerings from us. Our online customers generate a high volume of order activity at a relatively low dollar amount per order. For 1999, the average order value for a promotional order was approximately $3.00, and for a non-promotional order generated from our iPrint.com website, approximately $60.00. No single customer accounts for a significant portion of our revenues.


INTELLECTUAL PROPERTY

    We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of patent, trademark and copyright laws and confidentiality and/or license agreements with our employees and others, including the online organizations, large commercial printers and office supply chains with whom we have co-label, private-label and affiliate relationships.

    In the United States, we have filed two provisional patents and may seek other patents in the future. The patent for which we have applied has not yet been issued. We have one registered trademark and two pending trademark applications and five service marks and eight service mark applications. In addition, we seek to avoid disclosure of our trade secrets by limiting access to our propriety technology and restricting access to our source code. Despite these precautions, it may be possible for unauthorized third parties to copy particular portions of our technology or reverse engineer or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competing companies may independently develop similar technology.

COMPETITION

    Broadly speaking, we are an online alternative to traditional print shops and print brokers. We compete with these offline entities. The existing printing market is established, mature and intensely competitive. The United States short-run mass market printing industry is highly fragmented, with an estimated 50,000 local and regional printers. These printers are mostly independent but many are owned by larger consolidators, such as Taylor Corporation. Many of these printers have long-term established relationships with their customers and provide geographic proximity as well as services which are not yet available online.

    For mass market printed items, price is generally not a principal method of competition, primarily due to the short-run nature of this printing. We believe that convenience of ordering, breadth of product offering, delivery time and product quality all play a more important part in short-run, mass market print buying psychology.

    Ultimately, we believe that the Internet will become an important source for the procurement of printed products targeted at businesses. Within this area, our principal direct competitors are Taylor Corporation and Discount Labels, who have developed online websites that permit customers to create, proof and order popularly printed items directly online. While Taylor Corporation and Discount Labels each have substantially more resources than us, we believe we can compete with them because we have more experience in providing online printing services.


    We also compete with mail order catalog printers, which may benefit from offering a wider range of non-printed products than us. We also face direct competition from a variety of other organizations, including existing office supply chains, procurement brokers, stationery houses, design houses, advertising specialty and print brokers and photo and gift operations. Some of these are in the process of developing their own online print services. We also face competition from the increasing sophistication of desktop printers which may lessen the need for professional offset and raised ink printing. In addition, companies with which we do not presently directly compete may become competitors in the future, either through the expansion of our technology and services or through their product development in the area of online print shops or through acquisitions. These companies could include Adobe Systems, America Online and Microsoft Corporation. Some of our private-labeled printers may also terminate their agreements with us and offer competing print services.


    The market for online print shops is new, rapidly evolving and highly competitive. We are aware of approximately 12 online print shops that provide some of the printing products and services similar to ours. In addition, we are aware of approximately 80 online businesses that offer some limited custom printing services. The level of competition is likely to increase as current competitors improve their offerings and as new participants enter the market or as industry consolidation develops. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us and may enter into relationships to provide online printing services with larger, more established and well-financed companies. Some of our competitors may be able to enter into these relationships on more favorable terms. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved services that may compete with the services we market. New technologies and the expansion of existing technologies may increase competitive pressures on us. Furthermore, companies with whom we have relationships to provide online printing services may offer to end-users the choice between our services and the services of one of our competitors, and future customers may also offer end-users a similar choice. Increased competition may result in reduced operating margins as well as loss of market share and brand recognition. We may be unable to compete successfully against current and future competitors, and competitive pressures faced by us could harm our business and prospects.

EMPLOYEES

    As of January 31, 2000, we had 168 full-time employees. Of these employees, 46 were in product development, 47 in sales, marketing and business development, 32 in customer support and training and 43 in finance and administration. None of our employees is subject to a collective bargaining agreement, and we have never experienced a work stoppage. We believe our relations with our employees are good. Our future success depends on our ability to attract, motivate and retain highly qualified technical and management personnel. From time to time we also employ independent contractors to support our product development, sales, marketing, business development and finance and administration organizations.

FACILITIES

    Our principal offices are located in leased facilities in Redwood City, California and consist of approximately 22,700 square feet under a series of multi-year leases that expire between September 2001 and September 2003 and 600 square feet under one month-to-month lease. We believe that our existing facilities are adequate for our current needs or that suitable additional or alternative space will be available in the future on commercially reasonable terms.

LEGAL PROCEEDINGS

    From time to time, we could become involved in litigation relating to claims arising out of our ordinary course of business. We are not presently involved in any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers, directors, and significant employees and their ages as of December 31, 1999, are as follows:


NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Royal P. Farros...........................     40      President, Chief Executive Officer and
                                                         Chairman of the Board of Directors
James P. McCormick........................     41      Chief Financial Officer and Secretary
Edward J. Sanden..........................     47      Chief Marketing Officer
Nickoletta T. Swank.......................     42      Vice President, Strategic Relationships
                                                       and Assistant Secretary
David L. Hodson...........................     32      Vice President, Technology
Gregory M. Korjeff........................     40      Vice President, Operations
Mark Dubovoy (1)(2).......................     53      Director
Deepak Kamra (1)..........................     43      Director
Guy T. Kawasaki...........................     45      Director nominee
J.A. Heidi Roizen (2).....................     41      Director


------------------------

(1) Member of the audit committee.

(2) Member of the compensation committee.

    ROYAL P. FARROS founded iPrint.com in February 1996 and has served as our president, chief executive officer and chairman of the board of directors since our inception. From June 1994 to February 1996, Mr. Farros served as executive vice president and general manager of the Electronic Direct division of Deluxe Corporation, a commercial printer. From June 1983 to June 1994, Mr. Farros served as executive vice president and from June 1986 to June 1994 as chairman of the board of directors of T/Maker Company, a consumer software company.
Mr. Farros holds a B.S. and an M.S. in Industrial Engineering from Stanford University.

    JAMES P. MCCORMICK has served as our chief financial officer since October 1999 and as our secretary since November 1999. From June 1997 to October 1999, Mr. McCormick served in various executive positions, most recently as the chief financial officer, senior vice president, finance and administration and chief operating officer for General Magic, Inc., a computer software and telecommunications company. From July 1994 to June 1997, Mr. McCormick was employed by UB Networks, a computer networking company, where he served in various executive positions, most recently as vice president, finance and administration and chief financial officer. Mr. McCormick holds a B.B.A. from the University of Toledo and an M.B.A. in Finance from the University of Michigan.

    EDWARD J. SANDEN has served as our chief marketing officer since April 1999. From 1987 to April 1999, Mr. Sanden served in various executive positions, most recently as senior vice president of interactive services, for Cendant Corporation, formerly CUC International, Inc., a business and consumer services company. Mr. Sanden holds a B.A. in English from the University of Alberta, Canada.

    NICKOLETTA T. SWANK was on the founding team of iPrint.com and served as our vice president, operations until September 1997. Ms. Swank has served as our vice president, strategic relationships since September 1997 and as our assistant secretary since November 1999. Ms. Swank also served as secretary from our inception to November 1999 and as a director from September 1997 to February 1999. From July 1992 to July 1996, Ms. Swank was employed at T/Maker Company, a consumer software company, where from January 1995 to July 1996, she was director, international sales, from

February 1994 to December 1994, she was international group manager and from July 1992 to January 1994, she was country manager for Australia and New Zealand. Ms. Swank holds a B.S. in Industrial Engineering from Stanford University.

    DAVID L. HODSON was on the founding team of iPrint.com and has served as our vice president, technology since May 1998. From May 1996 to May 1998,
Mr. Hodson served as our director of technology. From February 1995 to May 1996, Mr. Hodson was a technologist at the Electronic Direct division of Deluxe Corporation. From June 1992 to October 1994, Mr. Hodson held various technical positions with Visa International, a full-service payment network. Mr. Hodson holds a B.S. in Management Information Systems and an M.B.A., both from California State University, Chico.

    GREGORY M. KORJEFF has served as our vice president, operations since September 1997. From September 1995 to September 1997, Mr. Korjeff was chief administrative officer at Accountants Inc., a staffing services company. From January 1986 to September 1995, Mr. Korjeff was employed by the bankcards division of Citicorp Credit Services, a commercial bank, where he served in various management positions, most recently as vice president and division financial officer. Mr. Korjeff holds a B.A. in Geology from Dartmouth College.


    MARK DUBOVOY has been one of our directors since October 1997. Mr. Dubovoy co-founded and has served as a general partner of Information Technology Ventures, a venture capital partnership, since September 1994. Mr. Dubovoy currently serves on the board of directors of Exodus Communications, a website and network management company, as well the boards of directors of several private companies. Mr. Dubovoy holds a B.S. in Physics from the National University of Mexico, and both an M.A. and a Ph.D. in Physics from the University of California, Berkeley.


    DEEPAK KAMRA has been one of our directors since March 1999. Since October 1995, Mr. Kamra has been a general partner of Canaan Equity Partners, a venture capital partnership. From March 1993 to October 1995, Mr. Kamra was a principal at Canaan Equity Partners. Mr. Kamra serves on the board of directors of Concord Communications, a computer network software company, and Saleslogix, a business software company, as well as on the board of directors of several private companies. Mr. Kamra holds a Bachelor of Commerce from Carleton University and an M.B.A. from Harvard Business School.


    GUY T. KAWASAKI has been elected to our Board effective March 31, 2000.
Mr. Kawasaki has been chairman of the board, chief executive officer and a director of Garage.com Inc. since its founding in October 1997. Mr. Kawasaki is also a columnist for Forbes Magazine and the author of seven books including Rules for Revolutionaries and How to Drive Your Competition Crazy. From
July 1995 to January 1998, Mr. Kawasaki held a variety of positions at Apple Computer, Inc., including chief evangelist and Apple fellow. Prior to joining Apple, Mr. Kawasaki was the chief executive officer of Fog City Software, Inc. Mr. Kawasaki earned a B.A. from Stanford University and an M.B.A. from the University of California, Los Angeles.


    J.A. HEIDI ROIZEN has been one of our directors since October 1999. Since April 1999, Ms. Roizen has been a venture partner at Softbank Venture Capital. From February 1997 to July 1999, Ms. Roizen was self-employed as a strategic consultant to such technology companies as Intel Corporation, Microsoft Corporation and Compaq Computer Corporation. From January 1996 to February 1997, Ms. Roizen served as vice president of world wide developer relations for Apple Computer. From 1983 to 1996, Ms. Roizen served as chief executive officer of T/Maker Company. Ms. Roizen currently serves as a director of Great Plains Software, a financial management software company, Preview Systems, a computer network and software management company, and several private companies.
Ms. Roizen holds a B.A. in English and an M.B.A. from Stanford University.

BOARD COMPOSITION

    Effective upon the closing of this offering, our certificate of incorporation and bylaws will provide for a board of directors that is divided into three classes:

    - Class I, whose term will expire at the annual meeting of stockholders expected to be held in May 2000;

    - Class II, whose term will expire at the annual meeting of stockholders expected to be held in May 2001; and

    - Class III, whose term will expire at the annual meeting of stockholders expected to be held in May 2002.

    As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their terms. Effective upon the closing of this offering, the following individuals will serve as our directors:

    Royal Farros and Mark Dubovoy will be our Class I directors;

    Deepak Kamra will be our Class II director; and

    J.A. Heidi Roizen will be our Class III director.

    There are no family relationships among any of our directors, officers or key employees, except that Ms. Swank, vice president, strategic relationships and assistant secretary, is the sister of Mr. Farros, president, chief executive officer and chairman of the board of directors.

BOARD COMMITTEES

    Our board of directors recently formed an audit committee and a compensation committee.

    AUDIT COMMITTEE. The audit committee will review the results and scope of the annual audit and will meet with our independent public accountants to review our internal accounting policies and procedures. The audit committee currently consists of Messrs. Dubovoy and Kamra.

    COMPENSATION COMMITTEE. The compensation committee reviews and makes recommendations to our board of directors on our general and specific compensation policies and practices and administers our 1997 stock option plan, our 1999 employee stock purchase plan and our 1999 outside director stock option plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the compensation committee has at any time since our formation been one of our officers or employees. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Before the creation of our compensation committee, all compensation decisions were made by our full board of directors. Mr. Farros has not participated in discussions by our board of directors with respect to his own compensation.

EMPLOYMENT, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

    We routinely deliver written offer letters containing provisions on salary bonuses, benefits and stock option grants to prospective members of management and other employees. In addition, we have entered into agreements containing employment and change-in-control provisions as described below.

    In April 1999, we entered into a written employment agreement with Edward J. Sanden, our chief marketing officer. This agreement describes
Mr. Sanden's base salary and bonuses as well as other benefits to which Mr. Sanden is entitled. The agreement provides that if Mr. Sanden is involuntarily terminated without cause at any time before April 29, 2000, he will receive a lump sum severance payment equal to one week of base salary plus a monthly bonus for each month of employment and his options will vest as if he had completed one full year of employment with us. The agreement further provides that if Mr. Sanden is involuntarily terminated without cause at any time on or after April 29, 2000, he will receive a lump sum severance payment equal to three months of base salary. In addition, one-half of his unvested options will vest as of the date of his termination. Mr. Sanden also agreed not to compete with us in any unfair manner at any time and for any reason following the event of his termination.

    In September 1999, we entered into a written employment agreement with James P. McCormick, our chief financial officer. This agreement describes
Mr. McCormick's base salary and bonuses as well as other benefits to which Mr. McCormick is entitled. Pursuant to the agreement, we agreed to enter into a promissory note agreement in connection with the exercise of Mr. McCormick's stock options.

    We have entered into stock option agreements with each of our executive officers that provide for partial acceleration of vesting upon a change-in-control event in which our outstanding stock options are not assumed or substituted with substantially equivalent stock options, or in which an executive officer is terminated. Partial acceleration in this event would be as follows:

    - if the change-in-control event occurs during the executive officer's first year of employment with us, that executive officer will be entitled to acceleration of vesting equal to the number of months employed by us; or

    - if the change-in-control event occurs after the executive officer's first year of employment with us, that officer will be entitled to vesting equal to the number of months employed by us, plus an additional 25% of the number of months employed by us.

EXECUTIVE COMPENSATION

    Our directors do not receive cash compensation for their services as directors or members of committees of the board of directors. We do reimburse directors for their reasonable expenses incurred in attending meetings of the board of directors.

    A total of 300,000 shares of common stock have been reserved for issuance under our 2000 outside directors stock option plan, none of which have been issued. The number of shares will be increased on January 1, 2001 and each subsequent January 1 during the term of the plan by 70,000 shares. This plan provides for the automatic grant of nonstatutory stock options to our directors who are not employees. On the effective date of this offering, each of our non-employee directors will automatically be granted an option to purchase 30,000 shares of common stock. Thereafter, each new non-employee director elected after the effective date of this offering automatically will be granted on the date of his or her initial election an option to purchase 30,000 shares of common stock. In addition, each non-employee director will thereafter be granted automatically an option to purchase 5,000 shares of common stock at each annual meeting of the stockholders provided the non-employee director continues to serve in that capacity following the annual meeting and has served as a member of the board of directors for at least six months. The exercise price per share of options granted under this plan will be equal to the fair market value of a share of common stock on the date of grant. Shares subject to initial options and annual options granted under this plan will vest over three years and one year, respectively, and options granted under this plan must be exercised within ten years from the date of grant.

    The following table presents information regarding compensation paid or earned by our chief executive officer and the other executive officer whose total salary and bonus for the fiscal year ended December 31, 1999 exceeded $100,000 per annum:

                           SUMMARY COMPENSATION TABLE


                                                                                               LONG-TERM
                                                                                              COMPENSATION
                                                                                              ------------
                                                                  ANNUAL COMPENSATION          SECURITIES
                                                             ------------------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                                    YEAR      SALARY     BONUS     OPTIONS/SARS
---------------------------                                  --------   --------   --------   ------------
Royal P. Farros............................................    1999     $100,001        --         5,000
  President, Chief Executive Officer and Chairman of the
    Board of Directors
James P. McCormick(1)......................................    1999     $ 34,091   $11,364       290,000
  Chief Financial Officer and Secretary
Edward J. Sanden (2).......................................    1999     $100,000   $33,333       250,000
  Chief Marketing Officer
Nickoletta T. Swank........................................    1999     $108,333        --        55,000
  Vice President, Strategic Relationships and Assistant
  Secretary
David L. Hodson............................................    1999     $130,000        --        85,000
  Vice-President, Technology
Gregory M. Korjeff.........................................    1999     $108,333        --         5,000
  Vice-President, Operations


------------------------

(1) Mr. McCormick began employment with us in October 1999.

(2) Mr. Sanden began employment with us in May 1999.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table presents information regarding grants of stock options to each of the executive officers named in the Summary Compensation Table above during the fiscal year ended December 31, 1999. All of these options were granted under our 1997 stock option plan. Generally, the options vest at the rate of one quarter the total number of shares on the one year anniversary from the date of grant and thereafter ratably on a monthly basis for thirty-six months.

    The following table is based on the grant of options to purchase a total of 1,879,600 shares of our common stock during 1999. All options were granted at the fair market value of our common stock, as determined by the board of directors on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to executive officers. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. The assigned 5% and 10% rates of stock appreciation are based on an assumed offering price of $9.00 per share.

                      OPTIONS GRANTED IN LAST FISCAL YEAR

                                                                                           POTENTIAL REALIZABLE VALUE
                                                                                             AT ASSUMED ANNUAL RATES
                                      NUMBER OF     % OF TOTAL                                   OF STOCK PRICE
                                      SECURITIES     OPTIONS      EXERCISE                   APPRECIATION FOR OPTION
                                      UNDERLYING    GRANTED TO     OR BASE                            TERM
                                       OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION   ---------------------------
NAME                                   GRANTED     FISCAL YEAR    ($/SHARE)      DATE           5%            10%
----                                  ----------   ------------   ---------   ----------   ------------   ------------
Royal P. Farros.....................     5,000              *       .231        5/06/04     $   68,655     $  104,953
James P. McCormick..................   290,000          15.4%       2.26       10/15/09      3,393,567      5,498,843
Edward J. Sanden....................   250,000          13.3%        .21        5/06/09      3,437,988      5,252,882
Nickoletta T. Swank (1).............    15,000              *       .231        5/06/04        205,964        314,858
                                        40,000           2.1%       2.49       11/10/04        458,878        749,261
David L. Hodson (2).................    15,000              *        .21        5/06/09        206,279        315,173
                                        70,000           3.7%       2.26       11/10/09        819,137      1,327,307
Gregory M. Korjeff..................     5,000              *        .21        5/06/09         68,760        105,058

------------------------

*   Less than 1%

(1) Ms. Swank was granted options to purchase 55,000 shares in fiscal 1999, or 2.9% of all options granted by us in fiscal 1999. The aggregate potential realizable values at assumed annual rates of stock price appreciation of 5% and 10% are $664,872 and $1,064,119, respectively.

(2) Mr. Hodson was granted options to purchase 85,000 shares in fiscal 1999, or 4.5% of all options granted by us in year 1999. The aggregate potential realizable values at assumed annual rates of stock price appreciation of 5% and 10% are $1,025,416 and $1,642,480, respectively.

OPTION EXERCISES AND FISCAL YEAR-END HOLDINGS

    The following table presents the number of shares acquired and the value realized upon exercise of stock options during 1999 and the number of shares of common stock subject to exercisable and unexercisable options held as of December 31, 1999 by each of the executive officers named in the Summary Compensation Table above. All shares of common stock subject to options by us and all shares of common stock which were purchased by exercising options granted by us are subject to a right of repurchase in favor of iPrint.com which lapses as to one quarter of the shares after one year of vesting and thereafter ratably on a monthly basis for thirty-six months. Also presented are values of in-the-money options, which represent the positive difference between the exercise price of each outstanding stock option and a fair value on December 31, 1999 of $4.86 per share.

       AGGREGATE OPTION EXERCISES IN 1999 AND VALUES AT DECEMBER 31, 1999

                          NUMBER OF
                           SHARES                       NUMBER OF SECURITIES
                          ACQUIRED                     UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                             ON                          OPTIONS AT 12/31/99         MONEY OPTIONS AT 12/31/99
                          EXERCISE       VALUE       ---------------------------   -----------------------------
NAME                         (#)      REALIZED ($)   EXERCISABLE   UNEXERCISABLE    EXERCISABLE    INEXERCISABLE
----                      ---------   ------------   -----------   -------------   -------------   -------------
Royal P. Farros.........        --             --      210,000           --         $1,017,190          --
James P. McCormick......   290,000             --           --           --                 --          --
Edward J. Sanden........   125,000    $    50,000      125,000           --         $  581,250          --
Nickoletta T. Swank.....   270,000    $   134,285       40,000           --         $   94,800          --
David L. Hodson.........        --             --      345,000           --         $1,508,900          --
Gregory M. Korjeff......   121,250    $    63,613           --           --                 --          --

STOCK OPTION PLANS

1997 STOCK OPTION PLAN

    Our 1997 stock option plan was adopted by our board of directors and approved by our stockholders in August 1997 and has been amended from time to time.

    Our board of directors currently administers the 1997 stock option plan. The plan allows grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees, including officers and employee directors. In addition, it allows grants of nonstatutory options to employees, non-employee directors, and consultants.

    We are authorized to issue up to 5,000,000 shares of common stock under this plan. This number of shares will be increased on January 1, 2001 and each subsequent January 1 during the term of the plan by 5% of the number of shares of common stock issued and outstanding on the immediately preceding
December 31. However, the maximum number of shares of common stock that may be issued under the plan pursuant to the exercise of incentive stock options shall not exceed 5,000,000 shares cumulatively increased on January 1, 2001 and each subsequent January 1 thereafter until and including January 1, 2009 by the lesser of 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or 5,000,000 shares.

    The exercise price of nonstatutory stock options granted under the 1997 stock option plan must not be less than 85% of the fair market value of a share of common stock on the date of grant. In the case of incentive stock options, the exercise price must not be less than the fair market value of a share of common stock on the date of grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the option may not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value, determined as of the date of option grant, of the common stock for which an incentive stock option may become exercisable for the first time may not exceed $100,000 in any calendar year.

    The board of directors has discretion to determine vesting schedules and exercise requirements, if any, of all options granted under the plan. In addition, at the time each option is granted, our board of directors has discretion to provide for full acceleration of vesting and exercisability in the event that we experience a corporate change-in-control subsequent to the date of grant.

    As of December 31, 1999, 1,336,167 shares of common stock had been issued upon exercise of options outstanding, options to purchase 1,593,348 shares of common stock with a weighted average exercise price of $1.06 were outstanding, and 2,070,485 shares remained available for future grants.

2000 EMPLOYEE STOCK PURCHASE PLAN

    A total of 150,000 shares of common stock have been reserved for issuance under our 2000 employee stock purchase plan, none of which have been issued. This number of shares will be increased cumulatively on January 1, 2001 and each January 1 thereafter through January 1, 2010 by the lesser of 5% of the shares of the common stock issued and outstanding on the immediately preceding
December 31 or 3,000,000 shares. This plan is intended to qualify under Section 423 of the Internal Revenue Code and our compensation committee will administer the plan. Any employee is eligible to participate in the plan if customarily employed by us for more than 20 hours per week and more than five months per calendar year.

    The plan is implemented through two series of offerings, referred to herein as "offering periods". A twelve-month "annual offering period" will generally begin on or about February 1 of each year, and a six-month "half-year offering period" will generally begin on or about August 1 of each year.

Generally, each annual offering period is comprised of two six-month "purchase periods" ending on or about the last days of January and July of each year, while each half-year offering period is comprised of a single purchase period. However, the board of directors may establish a different term for one or more offerings or different commencement or ending dates for any offering period or purchase period, provided that no offering period may exceed 27 months in duration.

    The 2000 employee stock purchase plan permits eligible employees to purchase shares of our common stock through payroll deductions, which may not exceed 15% of the employee's compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of our common stock on either the first day of the offering period or the last day of each purchase period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of a participant's employment with us. Participants may not purchase shares of common stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year or more than a number of shares in any offering period determined by dividing $25,000, or $12,500 with respect to a six-month offering period, by the fair market value of a share of our common stock determined at the beginning of the offering period.

2000 OUTSIDE DIRECTORS STOCK OPTION PLAN

    A total of 300,000 shares of common stock have been reserved for issuance under our 2000 outside directors stock option plan, none of which have been issued. The number of shares will be increased on January 1, 2001 and each subsequent January 1 during the term of the plan by 70,000 shares. This plan provides for the automatic grant of nonstatutory stock options to our directors who are not employees. On the effective date of this offering, each of our non-employee directors will automatically be granted an option to purchase 30,000 shares of common stock. Thereafter, each new non-employee director elected after the effective date of this offering will automatically be granted on the date of his or her initial election an option to purchase 30,000 shares of common stock. In addition, each non-employee director will thereafter be granted automatically an option to purchase 5,000 shares of common stock at each annual meeting of the stockholders provided the non-employee director continues to serve in that capacity following the annual meeting and has served as a director for at least six months. The exercise price per share of options granted under this plan will be equal to the fair market value of a share of common stock on the date of grant. Shares subject to initial options and annual options granted under this plan will vest over three years and one year, respectively, and options granted under this plan must be exercised within ten years from the date of grant.

    This plan provides that, in the event we experience a corporate change-in-control, all outstanding options will become immediately exercisable and vested as of the date ten days prior to the change-in-control. In addition, the acquiring or successor corporation may assume or substitute substantially equivalent options for the options outstanding under the plan. To the extent that the options outstanding under the plan are not assumed, substituted for, or exercised prior to the change-in-control, they will terminate.

401(k) PLAN

    We sponsor a tax-qualified employee savings and retirement plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Full-time employees who are at least 21 years old and who perform at least three months of service for us are generally eligible to participate and may enter the plan as of the first day of any calendar quarter. Participants may make pre-tax contributions to the plan of up to 25% of their eligible compensation, subject to a statutorily prescribed annual limit, which was $10,000 in calendar year 1999. Each participant's contributions and investment earnings on these contributions are fully vested at all times. The 401(k) plan permits us to make discretionary matching contributions on behalf of participants. Contributions by the participants or us to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions are generally deductible by us when made. The 401(k) plan assets are held in trust. The trustee of the 401(k) plan invests the assets of the plan in various investment options as directed by the participants.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

    We have adopted provisions in our certificate of incorporation, which the Delaware General Corporation Law permits, which provide that our directors shall not be personally liable to us or our stockholders for monetary damages resulting from a violation of the directors' duty to act with care and in the best interests of the stockholders, except for liability:

    - for acts or omissions that are not in good faith, are deliberately improper or are known to be illegal;

    - under Section 174 of the Delaware General Corporation Law relating to improper dividends or distributions; or

    - for any transaction from which the director obtained an improper personal benefit.

    This limitation of liability does not affect the availability of equitable remedies, including injunctive relief or rescission.

    Our bylaws authorize us to indemnify our officers, directors, employees and agents to the extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents.

    Before the completion of this offering, we intend to enter into separate indemnification agreements with each of our current directors and executive officers which may, in some cases, be broader than the specific indemnification provisions allowed by the Delaware General Corporation Law. The indemnification agreements will require us to indemnify the executive officers and directors against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them for which they could be indemnified to the fullest extent permitted by the Delaware General Corporation Law.

    We intend to obtain liability insurance for our directors and officers and intend to obtain a rider to extend that coverage for public securities matters.

    At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of iPrint.com where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling iPrint.com, we have been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                           RELATED PARTY TRANSACTIONS

    Since our inception in August 1996, there has not been, nor is there currently planned, any transaction or series of similar transactions to which iPrint.com was or is a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of iPrint.com's capital stock or any member of their immediate family had or will have a direct or indirect material interest other than agreements which are described under the caption "Management" and the transactions described below.

SALES OF STOCK TO INSIDERS

    The following directors, executive officers, holders of more than 5% of a class of voting securities and members of these persons' immediate families purchased shares of our series A preferred stock, series B preferred stock, series C preferred stock or common stock. The series A preferred stock was purchased at a price of $0.80 per share, or $8.20 per share less than the assumed initial public offering price of $9.00 per share. The series B preferred stock was purchased at a price of $1.25 per share, or $7.75 per share less than the assumed initial public offering price of $9.00 per share. The series C preferred stock was purchased at a price of $3.36 per share, or $5.64 per share less than the assumed initial public offering price of $9.00 per share. The common stock was purchased at prices ranging from $0.0029 to $2.26 per share, or from $8.9971 to $7.74 per share less than the assumed initial public offering price of $9.00 per share. Immediately before the closing of this offering, all outstanding shares of series A preferred stock, series B preferred stock and series C preferred stock will automatically convert into shares of common stock on a one-for-one basis:

                                                    SERIES A    SERIES B    SERIES C
                                                    PREFERRED   PREFERRED   PREFERRED    COMMON
STOCKHOLDER                                           STOCK       STOCK       STOCK       STOCK
-----------                                         ---------   ---------   ---------   ---------
AT&T (1)..........................................         --          --   1,272,053          --
Canaan Equity (2).................................         --   2,420,000     795,161
Mark Dubovoy (3)..................................  2,321,875   1,600,000     892,857          --
Royal P. Farros...................................    958,594     485,497          --   7,000,000
Information Technology Ventures (3)...............  2,321,875   1,600,000     892,857          --
Deepak Kamra (2)..................................         --   2,420,000     795,161          --
Gregory M. and Linda L. Korjeff (4)...............         --      60,000      19,715     121,250
James P. McCormick................................         --          --          --     290,000
J.A. Heidi Roizen and David G. Mohler, M.D. (5)...     25,000          --   2,380,952          --
Edward J. Sanden..................................         --          --      29,762     125,000
Softbank Technology Ventures (5)..................     25,000          --   2,380,952          --
Nickoletta T. and David L. Swank III..............     50,000      80,000      42,715     270,000

------------------------

(1) Includes:

    (a) 368,895 shares held by AT&T Venture Fund II, LP.,

    (b) 765,721 shares held by Special Partners Fund International, LP.; and

    (c) 137,437 shares held by Special Partners Fund, LP.

(2) Includes:

    (a) 2,400,000 shares of series B preferred stock and 788,589 shares of series C preferred stock held by Canaan Equity, L.P.; and

    (b) 20,000 shares of series B preferred stock and 6,572 shares of series C preferred stock held by Deepak Kamra.

(3) Includes:

    (a) 2,261,567 shares of series A preferred stock, 1,558,442 shares of series B preferred stock and 869,666 shares of series C preferred stock held by Information Technology Ventures, L.P.; and

    (b) 60,308 shares of series A preferred stock, 41,558 shares of series B preferred stock and 23,191 shares of series C preferred stock held by ITV Affiliates Fund, L.P.

(4) Includes:

    (a) 60,000 shares of series B preferred stock and 19,715 shares of series C preferred stock held by Gregory M. and Linda L. Korjeff; and

    (b) 121,250 shares of common stock held by Gregory M. Korjeff.

(5) Includes:

    (a) 25,000 shares of series A preferred stock held by J.A. Heidi Roizen and David G. Mohler, M.D., and

    (b) 2,277,857 shares of series C preferred stock held by Softbank Technology Ventures V, L.P.

    (c) 62,143 shares of series C preferred stock held by Softbank Technology Ventures Advisors Fund V, L.P.

    (d) 40,952 shares of series C preferred stock held by Softbank Technology Entrepreneurs Fund V, L.P.

    The following is a summary of sales of our preferred and common stock that are presented in the table above:


    SERIES A FINANCING. On October 17, 1997, we sold a total of 4,083,594 shares of series A preferred stock at a price of $0.80 per share or an aggregate price of $3,266,875.20. At an assumed initial public offering price of $9.00 per share, these shares have an aggregate value of $36,752,346.



    SERIES B FINANCING. On February 25, 1999, we sold a total of 6,033,497 shares of series B preferred stock at a price of $1.25 per share or an aggregate price of $7,541,871.25. At an assumed initial public offering price of $9.00 per share, these shares have an aggregate value of $54,301,473.



    SERIES C FINANCING. On September 30, 1999, we sold a total of 5,953,490 shares of series C preferred stock at a price of $3.36 per share or an aggregate price of $20,003,726.40. At an assumed initial public offering price of $9.00 per share, these shares have an aggregate value of $53,581,410.


    SALES OF COMMON STOCK.


    In October 1996, we sold to Royal P. Farros 7,000,000 shares of common stock at a price of $0.0029 per share or an aggregate price of $20,300. At an assumed initial public offering price of $9.00 per share, these shares have an aggregate value of $63,000,000.



    In June 1999, Mr. Korjeff exercised options to acquire 116,250 shares of common stock at an exercise price of $0.08 per share or an aggregate price of $9,300 and an option to purchase 5,000 shares of common stock at an exercise price of $0.21 per share or an aggregate price of $1,050. At an assumed initial public offering price of $9.00 per share, these shares have an aggregate value of $1,091,250.



    In June 1999, Ms. Swank exercised options to acquire 205,000 shares of common stock at an exercise price of $0.011 per share or an aggregate price of $2,255, an option to purchase 50,000 shares of common stock at an exercise price of $0.088 per share or an aggregate price of $4,400, and an option to purchase 15,000 shares of common stock at an exercise price of $0.231 per share or an aggregate price of $3,465. At an assumed initial public offering price of $9.00 per share, these shares have an aggregate value of $2,400,000.

    In July 1999, Mr. Sanden exercised an option to purchase 125,000 shares of common stock at an exercise price of $0.21 per share or an aggregate price of $26,250. At an assumed initial public offering price of $9.00 per share, these shares have an aggregate value of $1,125,000.



    In November 1999, Mr. McCormick exercised an option to acquire 290,000 shares of common stock at an exercise price of $2.26 per share or an aggregate price of $655,400. At an assumed initial public offering price of $9.00 per share, these shares have an aggregate value of $2,610,000.


LOAN TO EXECUTIVE OFFICER

    In November 1999, we received from James P. McCormick, our chief financial officer and secretary, a full-recourse promissory note in an aggregate principal amount of $655,400 in connection with the exercise of stock options. The note bears interest at 5.96% per annum and is due in November 2003. We have a right to repurchase these shares at cost in the event of the termination of Mr. McCormick's employment with us. This right lapses ratably over four years.

LOANS FROM EXECUTIVE OFFICER

    From August 1996 to September 1997, we issued to Royal P. Farros, our president, chief executive officer and chairman of the board of directors, promissory notes in an aggregate principal amount of $616,214. The principal and an aggregate of $27,322 in accrued interest, along with deferred salary payments of $123,340, were converted into 958,594 shares of series A preferred stock in October 1997.

BUSINESS RELATIONSHIPS WITH FAMILY MEMBERS OF DIRECTORS AND EXECUTIVE OFFICERS

    Since January 1998, Laurie K. Farros has served as a consultant to us on matters involving human resources and recruiting of personnel. Ms. Farros became an employee and our Vice President, Human Resources on January 3, 2000.
Ms. Farros is the wife of Royal P. Farros, our founder and president, chief executive officer and chairman of the board of directors, and the sister-in-law of Nickoletta T. Swank, our vice president, strategic relationships. Ms. Farros had a six-month contract as an independent contractor which became effective September 1, 1999 and stipulated monthly compensation of $8,667. Through December 31, 1999, we have paid Ms. Farros an aggregate of $101,080 for professional services to the Company and reimbursed her $34,710 for expenses. In February 1999, we granted Ms. Farros an immediately exercisable option to purchase 50,000 shares of our common stock at an exercise price of $0.088 per share. As of December 31, 1999, Ms. Farros had not exercised this option.

    Since August 1996, David L. Swank III has served as one of four members of our board of advisors. Mr. Swank is the husband of Nickoletta T. Swank and the brother-in-law of Royal P. Farros. In May 1998, Mr. Swank was granted an immediately exercisable option to purchase 5,000 shares of our common stock at an exercise price of $0.088 per share. Mr. Swank exercised this option in June 1999.

    Since September 1998, Peter Roizen has served as an independent contractor for us as a computer software programmer. Mr. Roizen is the brother of Ms. J.A. Heidi Roizen, a member of our board of directors and a managing director of SBVC V, LLC, a general partner of Softbank Technology Ventures V, L.P., Softbank Technology Ventures Advisors Fund V, L.P. and Softbank Technology Ventures Entrepreneurs Fund V, L.P., which together have beneficial ownership of 8.3% of our stock after this offering. In April 1999, Mr. Roizen was granted an immediately exercisable option to purchase 10,000 shares of our common stock at an exercise price of $0.21 per share. As of December 31, 1999, Mr. Roizen had not exercised this option.

    All of the transactions described above were approved by disinterested directors of the board of directors. As a result, we believe those transactions were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions and loans between us and our officers, directors and principal stockholders and their affiliates, will be approved by a majority of the board of directors. In addition, we intend that all of these future transactions will take place on terms no less favorable to us than could be obtained from unaffiliated third parties.

INDEMNIFICATION AGREEMENTS

    We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by the Delaware General Corporation Law.

                             PRINCIPAL STOCKHOLDERS

    The following table presents information concerning the beneficial ownership of the shares of our common stock as of December 31, 1999, and pro forma as adjusted to reflect the sale of shares of common stock in this offering assuming
(a) 24,406,748 shares of common stock outstanding as of December 31, 1999 and 28,906,748 shares outstanding immediately following the completion of this offering, (b) conversion of all of iPrint.com's outstanding shares of convertible preferred stock into common stock and (c) no exercise of the underwriters' over-allotment option by:

    - each person we know to be the beneficial owner of 5% of more of the outstanding shares of common stock;

    - each of our executive officers listed on the Summary Compensation Table above under "Management";

    - each of our directors; and

    - all executive officers and directors of iPrint.com as a group.

    Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 1999 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

    All shares of common stock subject to options granted by us and all shares of common stock which were purchased by exercising options granted by us are subject to a right of repurchase in favor of iPrint.com which lapses as to one quarter of the shares after one year of vesting and therafter ratably on a monthly basis for thirty-six months. Unless indicated below, the address of each individual listed below is 1450 Oddstad Drive, Redwood City, CA 94063.

                                                                               PERCENTAGE OF SHARES
                                                               NUMBER OF           OUTSTANDING
                                                                 SHARES      ------------------------
                                                              BENEFICIALLY     PRIOR TO     AFTER THE
NAME AND ADDRESS                                                 OWNED       THE OFFERING   OFFERING
----------------                                              ------------   ------------   ---------
OTHER 5% STOCKHOLDERS

Entities affiliated with Information Technology Ventures        4,814,732        19.7%        16.7%
  (1).......................................................
  3000 Sand Hill Road, Bldg. 1, Ste. 280
  Menlo Park, CA 94025
Entities affiliated with Canaan Equity (2)..................    3,215,161        13.2         11.1
  2884 Sand Hill Road, Ste. 115
  Menlo Park, CA 94025
Entities affiliated with Softbank Technology Ventures (3)...    2,405,952         9.9          8.3
  2000 West Evelyn Avenue, Ste. 200
  Mountain View, CA 94043

                                                                               PERCENTAGE OF SHARES
                                                               NUMBER OF           OUTSTANDING
                                                                 SHARES      ------------------------
                                                              BENEFICIALLY     PRIOR TO     AFTER THE
NAME AND ADDRESS                                                 OWNED       THE OFFERING   OFFERING
----------------                                              ------------   ------------   ---------
NAMED EXECUTIVE OFFICERS AND DIRECTORS:

Royal P. Farros (4).........................................    8,663,291        35.1%        29.7%
James P. McCormick (5)......................................      290,000         1.2          1.0
Edward J. Sanden (6)........................................      250,000         1.0         *
Nickoletta T. Swank (7).....................................      494,215         2.0          1.7
David L. Hodson (8).........................................      345,000         1.4          1.2
Gregory M. Korjeff (9)......................................      200,965       *             *
Mark Dubovoy (1)............................................    4,814,732        19.7         16.7
  c/o Information Technology Ventures
     3000 Sand Hill Road, Bldg. 1, Ste. 280
     Menlo Park, CA 94025
Deepak Kamra (2)............................................    3,215,161        13.2         11.1
  c/o Canaan Equity Partners
     2884 Sand Hill Road, Ste. 115
     Menlo Park, CA 94025
J.A. Heidi Roizen (3).......................................    2,405,952         9.9          8.3
  c/o Softbank Technology Ventures
     2000 West Evelyn Avenue, Ste. 200
     Mountain View, CA 94043
All executive officers and directors as a group (9 persons)    20,679,316        82.1         69.7
  (10)......................................................


------------------------

* Less than 1%.

(1) Includes:

    (a) 4,689,675 shares held by Information Technology Ventures, L.P.; and

    (b) 125,057 shares held by ITV Affiliates Fund, L.P.

    The general partner of both Information Technology Ventures, L.P. and ITV Affiliates Fund, L.P. is ITV Management, LLC. In this capacity, ITV Management, LLC, through an executive committee, exercises sole voting and investment power with respect to all shares held of record by the named investment partnerships; individually, no stockholder, director or officer of ITV Management, LLC has or shares such voting or investment power.
    Mr. Dubovoy disclaims beneficial ownership of all shares except for his own pecuniary interest.

(2) Includes:

    (a) 3,188,589 shares held by Canaan Equity, L.P.; and

    (b) 26,572 shares held by Deepak Kamra.

    The general partner of Canaan Equity, L.P. is Canaan Equity Partners, LLC. In this capacity, Canaan Equity Partners, LLC, through an executive committee, exercises sole voting and investment power with respect to all shares of record by the named investment partnerships; individually, no stockholder, director or officer of Canaan Equity Partners, LLC has or shares such voting or investment power. Mr. Kamra disclaims beneficial ownership for all shares except for his pecuniary interest and for the 26,572 shares which he owns in his individual capacity.

(3) Includes:

    (a) 2,277,857 shares held by Softbank Technology Ventures V, L.P.;

    (b) 62,143 shares held by Softbank Technology Ventures Advisors Fund V,
       L.P.;

    (c) 40,952 shares held by Softbank Technology Ventures Entrepreneurs Fund V, L.P.

    (b) 25,000 shares held by J.A. Heidi Roizen and David G. Mohler M.D.


    The general partner of Softbank Technology Ventures V, L.P., Softbank Technology Ventures Advisors Fund V, L.P. and Softbank Technology Ventures Entrepreneurs Fund V, L.P. is SBVC V, LLC. In this capacity, SBVC V, LLC, through an executive committee, exercises sole voting and investment power with respect to all shares of record by the named investment partnerships; individually, no stockholder, director or officer of SBVC V, LLC has or shares such voting or investment power. Ms. Roizen and Mr. Mohler disclaim beneficial ownership for all shares except for their pecuniary interest and for the 25,000 shares which they own in their individual capacity.


(4) Includes:


    (a) 958,594 shares of series A preferred stock, 485,497 shares of series B preferred stock and 6,958,800 shares of common stock;


    (b) immediately exercisable options to purchase 210,000 shares of common stock that are subject to a right of repurchase which lapses over time;

    (c) 400 shares of common stock held in equal portions by Laurie K. Farros as custodian for four minors; and

    (d) an immediately exercisable option held by Laurie K. Farros to purchase 50,000 shares of common stock that are subject to a right of repurchase which lapses over time.

(5) Includes 290,000 shares of common stock that are subject to a right of repurchase which lapses over time.

(6) Includes:

    (a) 29,762 shares of series C preferred stock;

    (b) 125,000 shares of common stock that are subject to a right of repurchase which lapses over time; and

    (c) An immediately exercisable option to purchase 125,000 shares of common stock that are subject to a right of repurchase which lapses over time.

(7) Includes:

    (a) 50,000 shares of series A preferred stock, 80,000 shares of series B preferred stock and 42,715 shares of series C preferred stock owned by Ms. Swank and David L. Swank;

    (b) 270,000 shares of common stock that are subject to a right of repurchase which lapses over time;

    (c) 6,000 shares of common stock held by Ms. Swank as custodian for Katherine A. Swank;

    (d) An immediately exercisable option to purchase 40,000 shares of common stock that are subject to a right of repurchase which lapses over time;

    (e) 500 shares of common stock held by Katherine A. Swank; and

    (f) 5,000 shares of common stock held by David L. Swank that are subject to a right of repurchase which lapses over time.

(8) Includes immediately exercisable options to purchase 345,000 shares of common stock that are subject to a right of repurchase which lapses over time.

(9) Includes:

    (a) 60,000 shares of series B preferred stock and 19,715 shares of series C preferred stock owned by Mr. Korjeff and Linda L. Korjeff; and

    (b) 121,250 shares of common stock that are subject to a right of repurchase which lapses over time.

(10) Includes an aggregate of:


    (a) 3,355,469 shares of series A preferred stock, 4,645,497 shares of series B preferred stock, 4,161,162 shares of series C preferred stock and 7,776,950 shares of common stock, of which 811,250 shares of common stock are subject to a right of repurchase which lapses over time; and



    (b) immediately exercisable options to purchase 770,000 shares of common stock, all of which are subject to a right of repurchase which lapses over time.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering, iPrint.com's authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 2,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 1999, and assuming the conversion of each share of outstanding preferred stock, there were 24,406,748 shares of common stock outstanding held of record by approximately 104 stockholders.

COMMON STOCK

    DIVIDEND RIGHTS. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

    VOTING RIGHTS. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

    NO PREEMPTIVE OR SIMILAR RIGHTS. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

    RIGHT TO RECEIVE LIQUIDATION DISTRIBUTIONS. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Upon the closing of this offering, each outstanding share of preferred stock outstanding will be converted into one share of common stock. See note 9 to our financial statements for a description of the preferred stock.

    Following the offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations, restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

    Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change-in-control of iPrint.com and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

WARRANTS

    As of December 31, 1999, warrants to purchase 70,500 shares of common stock are outstanding. We have issued:

    - a warrant to purchase 62,500 shares of common stock at a price per share of $0.80, which expires in March 2003; and

    - a warrant to purchase 8,000 shares of common stock at a price per share of $1.25, which expires in May 2003.

REGISTRATION RIGHTS

    The holders of approximately 16,070,581 shares of preferred stock have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

DEMAND REGISTRATION RIGHTS

    - At any time after October 15, 2002, stockholders with registration rights can request that we file a registration statement so that they can publicly sell their shares. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the filed registration statement.

    - At any time six months after the closing of this offering the holders of at least 40% of the shares having registration rights have the right to demand that we file a registration statement on a form other than Form S-3, as long as the aggregate amount of securities to be sold under the registration statement exceeds $5 million.

    - If we are eligible to file a registration statement on Form S-3, any holder having registration rights has the right to demand that we file a registration statement on Form S-3, as long as the amount of securities to be sold under the registration statement exceeds $1 million.

PIGGYBACK REGISTRATION RIGHTS

    If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the registration statement.

EXPENSES OF REGISTRATION

    We will pay all expenses relating to any demand or piggyback registration. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

EXPIRATION OF REGISTRATION RIGHTS


    The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier for a particular stockholder if that holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act and we are subject to the reporting requirements of the Securities Exchange Act of 1934.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

    The provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another person from acquiring control of us.

    We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations from engaging, under limited circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder, which is a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of stockholders, for three years following the date that the stockholder became an interested stockholder unless:

    - the transaction is approved by the board before the date the interested stockholder attained that status;

    - upon the closing of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

    - on or after the date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. This provision of the Delaware General Corporation Law could prohibit or delay merger or other takeover or change-in-control attempts and may discourage attempts to acquire us.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of iPrint.com. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of iPrint.com. Our certificate of incorporation provides that, upon the closing of this offering, the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, because the classification of the board of directors generally increases the difficulty of replacing a majority of the directors.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws will also provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. We intend to enter into separate indemnification agreements with our directors and executive officers which may be more broad than the specific indemnification provisions contained in the Delaware General Corporation Law. These provisions and agreements may have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company. The address of our transfer agent and registrar is 40 Wall Street, New York, New York, 10005, and its telephone number at this location is (718) 921-8286.

LISTING

    We have applied to list our common stock on the Nasdaq National Market under the trading name IPRT.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Before this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon exercise outstanding options and warrants, in the public markets after this offering could adversely affect market prices prevailing from time to time. Furthermore, as described below, no shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock in the public market after the restrictions lapse, or the possibility of these sales, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have outstanding
28,906,748 shares of common stock, assuming the conversion of all outstanding preferred stock and based on common stock outstanding as of December 31, 1999, and assuming no exercise of the underwriters' over-allotment option or exercise of outstanding options and warrants to purchase common stock. As of December 31, 1999, there were options to purchase 1,593,348 shares of common stock and warrants to purchase 70,500 shares of common stock outstanding. Of these shares, the shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of iPrint.com, defined as persons who directly or indirectly control or are controlled by or are under common control with iPrint.com.

    The remaining 24,406,748 shares held by our existing stockholders were issued and sold by iPrint.com in private transactions. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Sales of these restricted securities in the public market, or the availability of these shares for sale, could adversely affect the trading price of iPrint.com's common stock. They are eligible for public sale as follows:

                          APPROXIMATE NUMBER OF
DATE                     SHARES THAT MAY BE SOLD                       COMMENT
----                     ------------------------                      -------
Date of this prospectus         --                                        --

181 days after the date         18,453,258          A substantial number of these shares will be
  of this prospectus                                subject to volume limitations and restrictions
                                                    under Rule 144 because they will have been
                                                    held for over one year but less than two years
                                                    or they are held by some of our officers and
                                                    directors.

September 30, 2000               5,953,490          These shares will be subject to volume
                                                    limitations and restrictions of Rule 144 at
                                                    the expiration of a one year holding period,
                                                    which will occur on September 30, 2000.

LOCK-UP AGREEMENTS

    All of our officers and directors and substantially all of our security holders have signed lock-up agreements under which they agreed not to sell, dispose of, loan, pledge or grant any rights to any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

    Credit Suisse First Boston Corporation may choose to release some of these shares from these restrictions before the expiration of this 180-day period without notice.

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately 288,967 shares immediately after this offering assuming no exercise of the underwriters' over-allotment option; or

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

    Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares that have been held by a non-affiliate for at least two years may be sold in the open market immediately after the lock-up agreements expire.

RULE 701

    Any employee, officer of director of, or consultant to, us who purchased his shares under a written compensatory plan or contract may be entitled to sell his shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

REGISTRATION RIGHTS

    Upon completion of this offering, the holders of 16,070,581 shares of common stock, or their transferees, may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act.

STOCK OPTIONS

    We intend to file one or more registration statements on Form S-8 under the Securities Act to register approximately 5,450,000 shares of common stock issued under our stock option and employee stock purchase plans. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Shares registered under these registration statements will be available for sale in the open market, unless the shares are subject to vesting restrictions with iPrint.com or the lock-up restrictions above. Substantially all shares issuable upon the exercise of options to purchase our shares are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

                                  UNDERWRITING


    Under the terms and subject to the conditions contained in an underwriting
agreement dated             , we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens Inc., U.S. Bancorp Piper Jaffray Inc. and W.R. Hambrecht + Co., LLC are acting as representatives, the following respective numbers of shares of common stock:



Underwriter                                                   Number of Shares
-----------                                                   ----------------
Credit Suisse First Boston Corporation......................
FleetBoston Robertson Stephens Inc..........................
U.S. Bancorp Piper Jaffray Inc..............................
W.R. Hambrecht + Co., LLC...................................

                                                                 ---------
    Total...................................................     4,500,000
                                                                 =========


    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 675,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $    per share. The
underwriters and selling group members may allow a discount of $    per share on
sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.


    The following table summarizes the compensation and estimated expenses we will pay based on an estimated offering price of $9.00 per share. The underwriting fee will be determined based on our negotiations with the underwriters at the time the initial public offering price of our common stock is determined. We do not expect the underwriting discounts and commissions paid by us to exceed 7% of the initial public offering price per share of common stock.



                                                     Per Share                           Total
                                          -------------------------------   -------------------------------
                                             Without            With           Without            With
                                          Over-allotment   Over-allotment   Over-allotment   Over-allotment
                                          --------------   --------------   --------------   --------------
Underwriting Discounts
and Commissions paid by us..............      $0.63            $0.63          $2,835,000       $3,260,250
Expenses payable by us..................      $0.29            $0.25          $1,300,000       $1,300,000


    The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

    We and substantially all of our other security holders have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, subject to limited exceptions. Credit Suisse First Boston Corporation may waive the lock-up restrictions at its sole discretion at any time without notice.

    The underwriters have reserved for sale, at the initial public offering price up to 225,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

    We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market.


    Bayview Investors, LTD, an affiliate of FleetBoston Robertson Stephens Inc., has purchased 120,000 shares of series B preferred stock and 36,905 shares of series C preferred stock at $1.25 per share and $3.36 per share, respectively. Under the NASD Rules of Fair Practice, the difference between the initial offering price of our common stock and the purchase price of the series C preferred stock has been deemed underwriting compensation. Accordingly, Bayview Investors, LTD has signed a lockup agreement under which it agrees not to sell, transfer, assign, or pledge any shares of series C preferred stock or the common stock into which such shares are converted for a period of one year after the date of this prospectus, except to officers or partners of the underwriters and members of the selling group and their officers or partners.



    A limited number of shares allocated to WR Hambrecht + Co will be distributed in this offering through the use of the Internet. WR Hambrecht + Co will post on its website, www.wrhambrecht.com, a brief description of the offering which contains only the information permitted under Rule 134. Visitors to this website will have access to the preliminary prospectus by links on the website. WR Hambrecht + Co will accept conditional offers to purchase shares from account holders that are determined eligible to participate.



    WR Hambrecht + Co is an investment banking firm formed as a limited liability company in February 1998. In addition to this offering, WR Hambrecht + Co has engaged in the business of public and private equity investing and financial advisory services since its inception. The chairman and chief executive officer of WR Hambrecht + Co, William R. Hambrecht, has 40 years of experience in the securities industry. WR Hambrecht + Co does not have any material relationship with us or any of our officers, directors or other principal stockholders, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.


    Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the public offering price include the following:

    - the information included in this prospectus and otherwise available to the representatives;

    - market conditions for initial public offerings;

    - the history and the prospects for the industry in which we will compete;

    - the ability of our management;

    - the prospects for our future earnings;

    - the present state of our development and our current financial condition;

    - the general condition of the securities markets at the time of this offering; and

    - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

    The representatives, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that:

    - such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws,

    - where required by law, that such purchaser is purchasing as principal and not as agent, and


    - such purchaser has reviewed the text above under "Resale Restrictions".


RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against the issuer or such person in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT, British Columbia, applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Various legal matters relating to the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California. As of September 30, 1999, an investment partnership and a partner at Gray Cary Ware & Freidenrich LLP owned an aggregate of 73,404 shares of our common stock.

                                    EXPERTS

    The audited financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.

    In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the following public reference rooms of the SEC:

450 Fifth Street, N.W.    7 World Trade Center      500 West Madison Street
Room 1024                 Suite 1300                Suite 1400
Washington, DC 20549      New York, NY 10048        Chicago, IL 60661-2511

    You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-(800) SEC-0330.

    The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like iPrint.com, who file electronically with the SEC. The address of that website is http://www.sec.gov.

    We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                IPRINT.COM, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................       F-2

Balance Sheets as of December 31, 1998 and 1999.............       F-3

Statements of Operations for the years ended December 31,
  1997, 1998 and 1999.......................................       F-4

Statements of Redeemable Convertible Preferred Stock and
  Stockholders' Equity (Deficit) for the years ended
  December 31, 1997, 1998 and 1999..........................       F-5

Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999.......................................       F-6

Notes to Financial Statements...............................       F-7

After the reincorporation discussed in Note 1 to iPrint.com, inc.'s financial statements, we expect to be in a position to render the following audit report:

                                            ARTHUR ANDERSEN LLP

San Jose, California
January 14, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of iPrint.com, inc.:


We have audited the accompanying balance sheets of iPrint.com, inc. (a Delaware corporation) as of December 31, 1998 and 1999, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iPrint.com, inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


San Jose, California
January 14, 2000 (except with respect to the matters
               referred to in Note 1, as to which the
               date is     , 2000)

                                IPRINT.COM, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                         DECEMBER 31,
                                                                                             1999
                                                                                           PRO FORMA
                                                                    DECEMBER 31,         STOCKHOLDERS'
                                                              ------------------------      EQUITY
                                                                1998         1999          (NOTE 10)
                                                              --------   -------------   -------------
                                                                                          (UNAUDITED)

                                                ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   299      $ 15,080
  Accounts receivable.......................................       18           255
  Prepaid expenses and other................................       32           892
                                                              -------      --------
      Total current assets..................................      349        16,227
                                                              -------      --------

PROPERTY AND EQUIPMENT, net.................................      565         2,136
                                                              -------      --------
                                                              $   914      $ 18,363
                                                              =======      ========

        LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY(DEFICIT)

CURRENT LIABILITIES:
  Short-term bank borrowings................................  $   218      $     96
  Software licensing........................................      211            60
  Accounts payable..........................................      143           935
  Accrued liabilities.......................................      274         2,061
                                                              -------      --------
      Total current liabilities.............................      846         3,152
                                                              -------      --------
LONG-TERM DEBT, net of current portion......................       --           119
                                                              -------      --------

COMMITMENTS (NOTE 6)

REDEEMABLE CONVERTIBLE PREFERRED STOCK, $0.001 par value
    Authorized -- 32,806,164 shares
    Outstanding -- 4,083,594 shares at December 31, 1997 and
      1998, 16,070,581 shares at December 31, 1999 and none
      pro forma; aggregate liquidation preference at
      December 31, 1999 of $30,812..........................    3,723        30,758        $     --

  Value ascribed to redeemable convertible preferred stock
    warrants................................................       --            35              --
                                                              -------      --------        --------

      Total redeemable convertible preferred stock..........    3,723        30,793              --
                                                              -------      --------        --------

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $0.001 par value
    Authorized -- 30,000,000 shares
    Outstanding -- 7,010,375 share at December 31, 1998,
      8,336,167 shares at December 31, 1999 and 24,406,748
      shares pro forma at December 31, 1999.................        7             8              24
  Value ascribed to common stock warrants...................       --            --              35
  Additional paid-in capital................................     (737)        4,072          34,814
  Stockholder note receivable...............................       --          (655)           (655)

  Deferred stock compensation...............................       --        (3,239)         (3,239)

  Accumulated deficit.......................................   (2,925)      (15,887)        (15,887)
                                                              -------      --------        --------

      Total stockholders' equity (deficit)..................   (3,655)      (15,701)       $ 15,092
                                                              -------      --------        ========

                                                              $   914      $ 18,363
                                                              =======      ========

   The accompanying notes are an integral part of these financial statements.

                                IPRINT.COM, INC.
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
REVENUES:

  Printed products..........................................   $  168    $   550    $  3,194

  Other.....................................................       --         16          62
                                                               ------    -------    --------

                                                                  168        566       3,256
                                                               ------    -------    --------

COST OF SALES:

  Printed products..........................................       85        317       2,245

  Other.....................................................       --         14          20
                                                               ------    -------    --------

                                                                   85        331       2,265
                                                               ------    -------    --------

GROSS PROFIT................................................       83        235         991
                                                               ------    -------    --------

OPERATING EXPENSES:

  Research and development..................................      351        901       3,544

  Sales and marketing.......................................      181        970       8,132

  General and administrative................................      249        710       2,402

  Amortization of deferred compensation.....................       --         --         668
                                                               ------    -------    --------

    Total operating expenses................................      781      2,581      14,746
                                                               ------    -------    --------

LOSS FROM OPERATIONS........................................     (698)    (2,346)    (13,755)

OTHER INCOME (EXPENSE), net.................................       (1)        75         323
                                                               ------    -------    --------

NET LOSS....................................................     (699)    (2,271)    (13,432)

  Accretion of mandatory redemption right of redeemable
    convertible preferred stock.............................      (78)      (392)         --

  Forgiveness of mandatory redemption right of redeemable
    convertible preferred stock (Note 9)....................       --         --         470
                                                               ------    -------    --------

NET LOSS ATTRIBUTABLE TO COMMON STOCK.......................   $ (777)   $(2,663)   $(12,962)
                                                               ======    =======    ========

Basic and diluted net loss per common share.................   $(0.11)   $ (0.38)   $  (1.78)
                                                               ======    =======    ========

Shares used to compute basic and diluted net loss per common
  share.....................................................    7,001      7,007       7,265
                                                               ======    =======    ========

Pro forma basic and diluted net loss per common share
  (unaudited)...............................................                        $  (0.72)
                                                                                    ========

Shares used to compute pro forma basic and diluted net loss
  per common share (unaudited)..............................                          17,990
                                                                                    ========

   The accompanying notes are an integral part of these financial statements.

                                IPRINT.COM, INC.
              STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                  REDEEMABLE
                                                  CONVERTIBLE
                                                PREFERRED STOCK          COMMON STOCK       ADDITIONAL   STOCKHOLDER
                                             ---------------------   --------------------    PAID-IN        NOTE
                                               SHARES      AMOUNT     SHARES      AMOUNT     CAPITAL     RECEIVABLE
                                             ----------   --------   ---------   --------   ----------   -----------
BALANCE, DECEMBER 31, 1996.................          --   $    --    7,000,000    $    7    $       13   $        --
  Issuance of Series A redeemable
    convertible preferred stock at $.80 per
    share, net of issuance costs of $14....   3,279,174     2,609           --        --            --            --
  Conversion of notes payable and accrued
    interest due primary stockholder to
    Series A redeemable convertible
    preferred stock at $.80 per share......     804,420       644           --        --            --            --
  Accretion of redeemable convertible
    preferred stock........................          --        78           --        --            --            --
  Exercise of stock options to purchase
    common stock at $.01 per share.........          --        --        6,000        --            --            --
  Reclassification of accumulated deficit
    through termination of Subchapter S
    election...............................          --        --           --        --          (750)           --
  Net loss.................................          --        --           --        --            --            --
                                             ----------   -------    ---------    ------    ----------   -----------
BALANCE, DECEMBER 31, 1997.................   4,083,594     3,331    7,006,000         7          (737)           --
  Accretion of redeemable convertible
    preferred stock........................          --       392           --        --            --            --
  Exercise of stock options at $.01 per
    share..................................          --        --        4,375        --            --            --
  Net loss.................................          --        --           --        --            --            --
                                             ----------   -------    ---------    ------    ----------   -----------
BALANCE, DECEMBER 31, 1998.................   4,083,594     3,723    7,010,375         7          (737)           --
  Issuance of Series B redeemable
    convertible preferred stock at $1.25
    per share, net of issuance costs of
    $10....................................   6,033,497     7,532           --        --            --            --
  Forgiveness of accretion of preferred
    stock..................................          --      (470)          --        --            --            --
  Issuance of Series C redeemable
    convertible preferred stock at $3.36
    per share, net of issuance costs of
    $30....................................   5,953,490    19,973           --        --            --            --
  Exercise of stock options to purchase
    common stock at $.01 - $4.86 per share
    for cash and note receivable...........          --        --    1,325,792         1           902          (655)
  Deferred stock compensation related to
    stock options..........................          --        --           --        --         3,907            --
  Amortization of deferred stock
    compensation...........................          --        --           --        --            --            --
  Issuance of warrants to purchase
    redeemable convertible preferred
    stock..................................          --        35           --        --            --            --
  Net loss.................................          --        --           --        --            --            --
                                             ----------   -------    ---------    ------    ----------   -----------
BALANCE, DECEMBER 31, 1999.................  16,070,581   $30,793    8,336,167    $    8    $    4,072   $      (655)
                                             ==========   =======    =========    ======    ==========   ===========


                                                                                  TOTAL
                                             DEFERRED STOCK   ACCUMULATED     STOCKHOLDERS'
                                              COMPENSATION      DEFICIT      EQUITY (DEFICIT)
                                             --------------   ------------   ----------------
BALANCE, DECEMBER 31, 1996.................   $         --    $      (235)   $           (215)
  Issuance of Series A redeemable
    convertible preferred stock at $.80 per
    share, net of issuance costs of $14....             --             --                  --
  Conversion of notes payable and accrued
    interest due primary stockholder to
    Series A redeemable convertible
    preferred stock at $.80 per share......             --             --                  --
  Accretion of redeemable convertible
    preferred stock........................             --            (78)                (78)
  Exercise of stock options to purchase
    common stock at $.01 per share.........             --             --                  --
  Reclassification of accumulated deficit
    through termination of Subchapter S
    election...............................             --            750                  --
  Net loss.................................             --           (699)               (699)
                                              ------------    -----------    ----------------
BALANCE, DECEMBER 31, 1997.................             --           (262)               (992)
  Accretion of redeemable convertible
    preferred stock........................             --           (392)               (392)
  Exercise of stock options at $.01 per
    share..................................             --             --                  --
  Net loss.................................             --         (2,271)             (2,271)
                                              ------------    -----------    ----------------
BALANCE, DECEMBER 31, 1998.................             --         (2,925)             (3,655)
  Issuance of Series B redeemable
    convertible preferred stock at $1.25
    per share, net of issuance costs of
    $10....................................             --             --                  --
  Forgiveness of accretion of preferred
    stock..................................             --            470                 470
  Issuance of Series C redeemable
    convertible preferred stock at $3.36
    per share, net of issuance costs of
    $30....................................             --             --                  --
  Exercise of stock options to purchase
    common stock at $.01 - $4.86 per share
    for cash and note receivable...........             --             --                 248
  Deferred stock compensation related to
    stock options..........................         (3,907)            --                  --
  Amortization of deferred stock
    compensation...........................            668             --                 668
  Issuance of warrants to purchase
    redeemable convertible preferred
    stock..................................             --             --                  --
  Net loss.................................             --        (13,432)            (13,432)
                                              ------------    -----------    ----------------
BALANCE, DECEMBER 31, 1999.................   $     (3,239)   $   (15,887)   $        (15,701)
                                              ============    ===========    ================

   The accompanying notes are an integral part of these financial statements.

                                IPRINT.COM, INC.
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................   $ (699)   $(2,271)   $(13,432)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Interest expense converted to redeemable convertible
      preferred stock.......................................       25         --          --
    Depreciation and amortization...........................       13         43         294
    Amortization of deferred stock compensation.............       --         --         668
    Maintenance and training expense related to software
      licensing.............................................       --         --          36
    Interest and marketing expense related to issuance of
      warrants..............................................       --         --          35
    Changes in net assets and liabilities:
      Accounts receivable...................................       (1)       (18)       (237)
      Prepaid expenses and other............................       --        (30)       (860)
      Accounts payable......................................       28        113         792
      Accrued liabilities...................................       24        211       1,859
      Deferred compensation.................................      (73)        --          --
                                                               ------    -------    --------
        Net cash used in operating activities...............     (683)    (1,952)    (10,845)
                                                               ------    -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................      (59)      (289)     (1,851)
                                                               ------    -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from bank borrowings.............................       --        218         234
  Repayment of bank borrowings..............................       --         --        (254)
  Repayment of financing arrangement                               --         --        (256)
  Proceeds from note payable issued to stockholder..........      453         --          --
  Proceeds from issuance of common stock....................       --         --         247
  Proceeds from issuance of redeemable convertible preferred
    stock, net of issuance costs............................    2,609         --      27,506
                                                               ------    -------    --------
        Net cash provided by financing activities...........    3,062        218      27,477
                                                               ------    -------    --------
        Net increase (decrease) in cash.....................    2,320     (2,023)     14,781
CASH AND CASH EQUIVALENTS, beginning of period..............        2      2,322         299
                                                               ======    =======    ========
CASH AND CASH EQUIVALENTS, end of period....................   $2,322    $   299    $ 15,080
                                                               ======    =======    ========
NON-CASH FINANCING ACTIVITIES:
  Software acquired through a financing arrangement.........   $   --    $   220    $    213
  Conversion of notes payable and accrued interest due
    primary stockholder to redeemable convertible preferred
    stock...................................................   $  644    $    --    $     --
  Common stock issued for note receivable...................       --         --         655
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Accretion of redeemable convertible preferred stock.....   $   78    $   392    $     --
    Forgiveness of accretion of redeemable convertible
      preferred stock.......................................   $   --    $    --    $    470
    Cash paid for interest..................................   $   --    $    --    $     55

   The accompanying notes are an integral part of these financial statements.

                                IPRINT.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1. THE COMPANY:

    iPrint.com, inc. (the "Company") was established in January 1996 as a sole proprietorship. In August 1996, the Company was incorporated as a Subchapter S Corporation. In October 1997, the Company changed to C corporation status. The Company is an online provider of print and private-labeled print services focused on the business market. Its online print shop offers customers a one-stop shop for addressing their printing needs, allowing them to easily design and order customized printed products. The Company also works with a variety of online organizations, large commercial printers and office supply chains to deliver co-labeled and private-labeled online printing services. In addition, it offers specialized websites and print services in response to customer requests for print items or quantities that are not generally offered on its self-service print shop.

    During 1997, the Company commenced shipments of its products. The Company is subject to a number of risks including a lack of profitability and an evolving business model, the need to attract repeat paying customers, competition from larger, more established companies, enhancements to and scalability of the iPrint.com and related websites, volatility of the printing industry, rapid technological change, ability to support large numbers of customers, dependence on outside commercial print vendors and delivery services, ability to obtain adequate funding to support growth, dependence on key employees and the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company.

    In December 1999, the Board of Directors approved the reincorporation into Delaware by way of a merger with a newly formed Delaware subsidiary, and the associated issuance of one share of common stock of the subsidiary for each one share of common stock of the Company held by the stockholders of record. Additionally, stockholders of record of redeemable convertible preferred stock of the Company will exchange each of their shares for one share of redeemable convertible preferred stock of the subsidiary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    For purposes of the statements of cash flows, the Company considers all highly liquid cash investments with maturity dates of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, recorded amounts approximate fair value due to the relatively short maturity period.

    The carrying amount of the bank borrowings approximates its fair value because it has interest rates that vary with market interest rates.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives (3 to 5 years) of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term. Depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999 was $13,000, $43,000 and $294,000.

REVENUE RECOGNITION

    The Company works with certified commercial print vendors to perform printing services. Revenues from sales of printed products are recognized when all of the following conditions are met: the product has shipped, collection of the receivable is probable and the Company has fulfilled all of its contractual obligations to the customer. Sales discounts have been accounted for as reductions of revenues. Shipping and handling charges billed to customers are an integral part of the sale of printed products, and are recognized as revenues from printed products. The related costs are expensed as cost of sales. Shipping and handling charges included in revenue from printed products were $697,000 for the year ended December 31, 1999, $132,000 for the year ended December 31, 1998 and $28,000 for the year ended December 31, 1997.

    In 1999, the Company entered into advertising barter transactions whereby the Company's advertisement was placed on a co-labeled third party's website in exchange for certain of the Company's products offered to customers of the co-labeled third party. The Company accounts for barter transactions in accordance with EITF 99-17, "Accounting for Advertising Barter Transactions." Barter transactions are recorded at the fair value of goods provided or advertising services received, whichever is more readily determinable in the circumstances and only if there is verifiable objective evidence provided by sufficient cash transactions within six months preceding the barter transactions. Revenues from barter transactions for the year ended December 31, 1999 amounted to $326,000.

    Other revenues consist of commissions and website development fees and are recognized upon completion and acceptance.

    The Company has operated primarily in the United States and all sales to date have been made in U.S. dollars. Accordingly, the Company has not had any material exposure to foreign currency rate fluctuations.

SALES AND MARKETING

    The Company expenses advertising costs, including the fair value of barter transactions, promotional spending, and the costs of promotional products given away, as incurred. Advertising costs and promotional spending for the years ended December 31, 1997, 1998 and 1999 were approximately $51,000, $392,000, and $5,198,000.

RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred and consist primarily of payroll costs, other direct expenses and overhead. Research and development costs to date include expenses incurred by the Company to develop and maintain the Company's website. The Company develops software which enables customers to both access information and order printed products on its website. The Company applies the provisions of SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," to these costs and capitalizes only the costs incurred subsequent to the time that it is probable that software development efforts will be completed and the software will be used to perform the function intended. Due to the unique nature of the Company's software development effort the Company is not able to meet this criteria until the development effort is almost complete. To date the amount of expenses that meet this criteria have not been material.

STOCK-BASED COMPENSATION

    Effective January 1, 1996, the Company adopted the disclosure provisions under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options.

    The Company accounts for stock-based compensation to nonemployees at fair value.

COMPUTATION OF BASIC AND DILUTED NET LOSS PER SHARE AND PRO FORMA BASIC AND
  DILUTED NET LOSS PER SHARE

    Basic and diluted net loss per share on a historical basis is computed using the weighted average number of shares of common stock outstanding. Potential common shares from conversion of redeemable convertible preferred stock and exercise of stock options and warrants are excluded from diluted net loss per share because they would be antidilutive. The total number of shares excluded from diluted net loss per share relating to these securities was 4,893,094 shares, 5,455,470 shares and 17,734,430 shares for 1997, 1998 and 1999.

    Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, convertible preferred stock and common stock issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

    Pro forma basic and diluted net loss per share is calculated assuming the conversion of redeemable convertible preferred stock into an equivalent number of shares of common stock, as if the shares had converted on the dates of their issuances.

    A reconciliation of shares used in the calculation of basic and diluted and pro forma basic and diluted net loss per share follows (in thousands, except per share data):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Net loss attributable to common stock.......................   $ (777)   $(2,663)   $(12,962)
                                                               ======    =======    ========
Weighted average shares of common stock outstanding.........    7,002      7,009       7,590
Less: weighted average shares of common stock subject to
  repurchase................................................       (1)        (2)       (325)
                                                               ------    -------    --------
Weighted average shares used in computing basic and diluted
  net loss per common share                                     7,001      7,007       7,265
                                                               ======    =======    ========
Basic and diluted net loss per share........................   $(0.11)   $ (0.38)   $  (1.78)
                                                               ======    =======    ========
Shares used in computing basic and diluted net loss per
  common share..............................................
Adjustment to reflect the effect of the assumed conversion
  of redeemable convertible preferred stock (unaudited).....                          10,725
                                                                                    --------
Shares used in computing pro forma basic and diluted net
  loss per common share (unaudited).........................                          17,990
                                                                                    ========
Pro forma basic and diluted net loss per common share
  (unaudited)...............................................                        $  (0.72)
                                                                                    ========

COMPREHENSIVE LOSS

    Comprehensive income is defined as the changes in equity of an enterprise except those resulting from stockholder transactions. Comprehensive loss for the each of the three years ended December 31, 1999 equaled net loss.

SEGMENT REPORTING

    The Company is organized and has operated in one operating segment for all periods represented, to provide online print services for small businesses and consumers through its online print shop and to deliver co-labeled and private-labeled online printing services. The Company operates primarily in the United States.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards, requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 30, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

    In October 1999, the SEC staff asked the Emerging Issue Task Force of the Financial Accounting Standards Board to address accounting issues related to eletronic commerce companies. These issues include accounting treatments of free or heavily discounted products and shipping and handling costs. The ultimate resolutions to these issues could have a material effect on the accounting policies in the future.

3. PROPERTY AND EQUIPMENT:

    Property and equipment consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Furniture and office equipment..............................   $  40     $   192
Computer systems............................................     487         974
Computer software...........................................      38         818
Leasehold improvements......................................      59         505
                                                               -----     -------
                                                                 624       2,489
Less: Accumulated depreciation..............................     (59)       (353)
                                                               -----     -------
                                                               $ 565     $ 2,136
                                                               =====     =======

4. BORROWING ARRANGEMENTS:

BANK BORROWING ARRANGEMENT

    As of December 31, 1998, the Company had a line of credit arrangement with a bank which provided for maximum borrowings of $750,000 for working capital and capital improvements, bearing interest at the prime rate. The bank had a senior security interest in substantially all of the Company's assets. In 1999, the credit line portion of this arrangement expired and the Company repaid the working capital component of the amount. As of December 31, 1999, the Company has a term loan of $225,000, of which $119,000 will be repaid in fiscal years 2001 and 2002 and accordingly, the amount is classified as a long-term debt on the accompanying financial statements.

    In connection with this arrangement, the Company issued a warrant to purchase 8,000 shares of the Series B redeemable convertible preferred stock at $1.25 per share. The warrant was valued at $15,000 and the amount was expensed as interest expense. The warrant expires on May 8, 2003.

SOFTWARE LICENSE AGREEMENT

    In 1998, the Company entered into a financing agreement with a software company for the licensing of software. The agreement bears interest at an annual rate of 12% and the principal balance is to be paid in 5 equal quarterly payments of approximately $60,000. The final payment will be in February 2000.

5. INCOME TAXES:

    Until October 16, 1997, the Company was an S Corporation. Effective
October 17, 1997, the Company changed its tax status to a C Corporation in conjunction with the issuance of Series A redeemable convertible preferred stock. For an S Corporation, income taxes are generally the responsibility of the individual stockholders. As a C Corporation, the Company recognizes deferred income tax assets and liabilities for the expected future income tax benefits and consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax basis of assets, liabilities and carryforwards. The Company has not had any taxable income or related tax liabilities for any period.

    The provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 35% to loss before income taxes as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1997         1998         1999
                                                              --------     --------     --------
Federal statutory rate......................................    (35)%        (35)%        (35)%
State taxes, net of federal benefit.........................     (6)          (6)          (6)
Change in valuation allowance...............................     16           41           41
Effect of an S Corporation status terminated in
  October 1997..............................................     25           --           --
                                                                ---          ---          ---
                                                                 -- %         -- %         -- %
                                                                ===          ===          ===

    The components of the net deferred income tax asset are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Net operating loss carryforwards............................  $   989    $ 5,667

Tax credit carryforwards and cumulative temporary
  differences...............................................      102        373
                                                              -------    -------
                                                                1,091      6,040

Valuation allowance.........................................   (1,091)    (6,040)
                                                              -------    -------

Net deferred income tax asset...............................  $    --    $    --
                                                              =======    =======

    The Company has provided a valuation allowance for the net operating losses, deferred tax assets and tax credit carryforwards which may expire before the Company can use them. The Company believes sufficient uncertainty exists regarding the realizability of these items and accordingly, has provided a valuation allowance for them.

    As of December 31, 1999, the Company had $15 million and $9 million of federal and state net operating loss carryforwards which expire in varying amounts through the year 2019. Due to uncertainty regarding the ultimate utilization of the net operating loss carryforwards, the Company has not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. Under applicable tax regulations, sales of the Company's stock, including shares sold in this offering, may further restrict its ability to utilize its net operating loss carryforwards.

6. LEASE COMMITMENTS:

    The Company leased certain equipment amounting to $16,000 under a capital lease agreement, which expires in October 2003 and bears interest at approximately 11% per annum as of December 31, 1999.

    Future minimum payments under all noncancellable operating lease agreements as of December 31, 1999 are as follows (in thousands):

FISCAL YEAR                                                   OPERATING LEASES
-----------                                                   ----------------
2000........................................................      $274,000
2001........................................................       245,000
2002........................................................       122,000
2003........................................................        95,000
                                                                  --------
                                                                  $736,000
                                                                  ========

    Rent expense for the years ended December 31, 1997, 1998 and 1999 was $18,000, $36,000 and $116,000.

7. RELATED PARTY TRANSACTIONS:

    During 1996 and 1997, the Company issued notes payable to the primary stockholder of the Company of $164,000 and $453,000. The notes were unsecured, payable on demand and accrued interest at 9.25% to 9.50% per annum. Upon issuance of Series A redeemable convertible preferred stock in 1997 ($.80 per share), the outstanding notes and associated accrued interest of $27,000, totaling $644,000, were converted to $644,000 of Series A redeemable convertible preferred stock at $.80 per share. Therefore, no gain or loss was recorded on extinguishment of this debt through the exchange for Series A preferred stock.

8. RETIREMENT PLAN:

    The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code. Under the retirement plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. The Company may make contributions to the plan at the discretion of the Board of Directors. To date, no such contributions have been made by the Company.

9. REDEEMABLE CONVERTIBLE PREFERRED STOCK:

DESIGNATED AND OUTSTANDING SHARES OF PREFERRED STOCK

                                                                          OUTSTANDING
                                                      SHARES DESIGNATED     SHARES        AMOUNT
                                                      -----------------   -----------   -----------
Series A redeemable convertible preferred stock.....      8,792,190        4,083,594    $ 3,253,000
Series B redeemable convertible preferred stock.....     12,106,994        6,033,497      7,532,000
Series C redeemable convertible preferred stock.....     11,906,980        5,953,490     19,990,000
                                                                          ----------    -----------
                                                                          16,070,581    $30,775,000
                                                                          ==========    ===========

RIGHTS, PREFERENCES AND RESTRICTIONS OF PREFERRED STOCK

    - The holders of Series A, B and C redeemable convertible preferred stock are entitled to receive non-cumulative dividends at the rate of $0.064, $0.0875 and $0.2352 per share per annum, when and as declared by the Board of Directors, prior to payment of dividends on common stock. As of December 31, 1999, no dividends have been declared.

    - In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A, B and C redeemable convertible preferred stock have a liquidation preference of $0.80, $1.25 and $3.36 per share, up to a maximum of two times that amount per share if available for distribution, over holders of common stock, plus any declared but unpaid dividend.

    - Each share of redeemable convertible preferred stock is entitled to a number of votes equivalent to the number of common shares into which it is convertible.

    - Each share of preferred stock is convertible at the option of the holder into shares of common stock determined by initial conversion prices and subject to adjustment based upon various recapitalization events. Each share of preferred stock will automatically convert into common stock upon the closing of a public offering resulting in proceeds of not less than $15 million and a price to the public of at least $5.04 per share. Each share will also automatically convert into common shares upon written consent of the holders of not less than 66 2/3% of the then outstanding shares of outstanding preferred stock, voting on an as-converted basis.

    - At any time on or after September 30, 2005, the preferred stock is redeemable, at the option of the holders of at least a majority of the then outstanding preferred stock. The redemption price for each share of preferred stock will be the original issue price as adjusted by various recapitalization events.

    Each holder of Series A redeemable convertible preferred stock was originally entitled to an additional 12% per annum mandatory redemption right calculated on the original issue price of the preferred stock. The Company accreted this redemption right of $470,000 through February 1999. The mandatory redemption right was payable upon redemption of the preferred stock or liquidation or merger of the Company. When Series B redeemable convertible preferred stock was issued in February 1999, the Company's articles of incorporation were restated and each holder of Series A redeemable convertible preferred stock forgave the mandatory redemption right. Series A stockholders received a liquidation preference of $0.80 up to a maximum of two times that amount per share if available for distribution over holders of common stock. Accordingly, the Company reversed the mandatory redemption right amount in 1999.

WARRANT ISSUANCE IN EXCHANGE FOR MARKETING COLLABORATION ARRANGEMENT

    In 1998, the Company entered into a marketing collaboration agreement with one of the preferred stockholders in exchange for an issuance of a warrant to purchase the Series A redeemable convertible preferred stock. The Company issued a warrant to purchase 62,500 shares of the Company's preferred stock and is not obligated to issue further warrants. The warrant was valued at $20,000 and the amount was expensed as marketing expense. The warrant expires on March 16, 2003.

10. COMMON STOCK:

STOCK OPTIONS

    In August 1997, the Board of Directors approved the 1997 Stock Option Plan (the "Plan"). Under the Plan, incentive and nonqualified stock options to purchase shares of common stock may be granted to employees, directors, consultants and advisors to the Company. The option price per share shall not be less than the fair value, as determined by the Board of Directors, for incentive stock option grants, or not less than 85% of the fair value for nonqualified stock option grants. Any options granted to a stockholder with more than 10% of the voting power (a "ten percent owner") shall not have an option price less than 110% of the fair value. Options become exercisable as determined by the Board of Directors, which is generally over four years from the date of grant, and generally expire ten years after the date of grant, or five years for those options granted to a ten percent owner.

    Option activity under the Plan is summarized as follows:

                                                                    OPTIONS OUTSTANDING
                                                                ----------------------------
                                                    OPTIONS                     WEIGHTED
                                                   AVAILABLE                     AVERAGE
                                                   FOR GRANT      NUMBER     EXERCISE PRICE
                                                   ----------   ----------   ---------------
Balance, December 31, 1996.......................          --           --        $  --
  Authorized.....................................   3,000,000           --           --
  Granted........................................    (915,000)     915,000        $ .02
  Exercised......................................          --       (6,000)       $ .01
  Cancelled......................................      99,500      (99,500)       $ .01
                                                   ----------   ----------
Balance, December 31, 1997.......................   2,184,500      809,500        $ .02
                                                   ----------   ----------
  Granted........................................    (613,063)     613,063        $ .08
  Exercised......................................          --       (4,375)       $ .01
  Cancelled......................................     108,812     (108,812)       $ .07
                                                   ----------   ----------
Balance, December 31, 1998.......................   1,680,249    1,309,376        $ .04
                                                   ----------   ----------
  Authorized.....................................     649,624           --           --
  Granted........................................  (1,877,600)   1,877,600        $1.41
  Exercised......................................          --   (1,325,792)       $ .65
  Cancelled......................................     267,836     (267,836)       $ .58
                                                   ----------   ----------
Balance, December 31, 1999.......................     720,109    1,593,348        $1.06
                                                   ==========   ==========

                                                                             WEIGHTED
                                                              NUMBER OF      AVERAGE
                                                               OPTIONS    EXERCISE PRICE
                                                              ---------   --------------
Exercisable at December 31, 1997............................   270,355         $.01
Exercisable at December 31, 1998............................   563,745         $.02
Exercisable at December 31, 1999............................   479,011         $.04

    The following table summarizes information concerning outstanding and exercisable options at December 31, 1999.

                         OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
---------------------------------------------------------------------   -------------------------
                                    WEIGHTED-AVERAGE     WEIGHTED-                   WEIGHTED-
      RANGE OF                         REMAINING          AVERAGE                     AVERAGE
   EXERCISE PRICES       NUMBER     CONTRACTUAL LIFE   EXERCISE PRICE    NUMBER    EXERCISE PRICE
---------------------   ---------   ----------------   --------------   --------   --------------
    $0.01-$0.011          410,000         5.08             $0.011       336,750        $0.010
    $0.08-$0.088          269,985         7.85             $0.081       124,436        $0.083
    $0.21-$0.231          214,800         9.22             $0.210        17,825        $0.211
    $ 0.61-$0.84          193,500         9.57             $0.700            --            --
    $ 2.26-$2.49          380,000         9.29             $ 2.28            --            --
    $       4.86          125,063         9.95             $ 4.86            --            --
                        ---------                                       -------
    $ 0.01-$4.86        1,593,348         8.04             $1.056       479,011        $0.037
                        =========                                       =======

    The Company accounts for stock options granted to employees under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation expense for the Plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and basic and diluted net loss per share would have been increased to the following pro forma amounts:

                                                               YEAR ENDED DECEMBER 31,
                                                            ------------------------------
                                                              1997       1998       1999
                                                            --------   --------   --------
Net loss (in thousands):
  As reported.............................................   $ (669)   $(2,271)   $(13,432)
  Pro forma...............................................   $ (700)   $(2,276)   $(13,527)
Basic and diluted net loss per share:
  As reported.............................................   $(0.11)   $ (0.38)   $  (1.78)
  Pro forma...............................................   $(0.11)   $ (0.38)   $  (1.80)

    The weighted average fair value of options granted during fiscal 1997, 1998 and 1999 was $0.005, $0.17 and $2.87 per share. The fair value of each stock option grant in 1997, 1998 and 1999 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                 YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------
                                          1997             1998             1999
                                     --------------   --------------   --------------
Volatility.........................           0.01%            0.01%            0.01%
Risk-free interest rate............  5.85% to 6.27%   4.30% to 5.67%   4.73% to 6.21%
Dividend yield.....................              0%               0%               0%
Expected lives.....................         6 years          6 years          6 years

    In 1998 and 1999, the Company granted to non-employees options to acquire 30,813 and 74,100 shares of common stock inside of the Plan at weighted average exercise prices of $0.08 and $0.52 and weighted average fair value of $0.06 and $1.15. As of December 31, 1999, 81,000 options were outstanding and exercisable at exercise prices ranging from $0.08 to $0.210. The weighted average exercise price of the outstanding options was $.10 and the weighted average remaining contractual life was 5.88 years. In 1998 and 1999, the Company recorded compensation expense of $2,000 and $85,000. Pursuant to the provisions of SFAS No. 123, the fair value of options issued was determined based on the fair value of the consideration received, where such amount was reliably measurable, or the fair value of the equity instruments issued, in which case, the fair value was estimated as services were provided using the Black-Scholes model and the following assumptions:

                                                         YEAR ENDED DECEMBER 31,
                                                     -------------------------------
                                                          1998             1999
                                                     --------------   --------------
Volatility.........................................             65%              65%
Risk-free interest rate............................  4.42% to 5.59%   4.70% to 5.42%
Dividend yield.....................................              0%               0%
Expected lives.....................................          1 year           1 year

    The Plan allows for the issuance of options which are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased pursuant to a restricted stock purchase agreement generally vest over four years. The Company may repurchase unvested shares at a price equal to the original issuance price upon termination of the employee. This right expires generally over four years. As of December 31, 1997, 1998 and 1999, 4,652, 2,793 and 860,035 shares of common stock issued and outstanding were unvested and subject to repurchase by the Company at $.01, $.01 and $.01 to $4.86 per share.

    In December 1999, the Board of Directors approved (i) the adoption of the 2000 Employee Stock Purchase Plan (the "Purchase Plan") and the reservation of 150,000 shares of the Company's common stock for issuance under the Purchase Plan and (ii) the adoption of the 2000 Outside Directors Stock Option Plan (the "Outside Directors Plan") and the reservation of 300,000 shares of the Company's common stock for issuance under the Outside Directors Plan. No stock has been issued under the plans as of December 31, 1999.

DEFERRED STOCK COMPENSATION

    Deferred compensation represents the aggregate difference, at the date of grant, between the respective exercise price of stock options and the estimated fair value of the underlying stock. Deferred stock-based compensation is amortized over the vesting period of the underlying options based on an accelerated vesting method, generally four years. Through December 31, 1999, the Company had recorded unearned stock-based compensation of $3,907,000 million. For the year ended December 31, 1999, the Company recorded stock-based compensation of $668,000.

    The total unearned stock-based compensation recorded for all option grants through December 31, 1999 will be amortized as follows: $1,714,000 for the year ending December 31, 2000, $897,000 for the year ending December 31, 2001, $463,000 for the year ending December 31, 2002 and $165,000 for the year ending December 31, 2003. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

STOCKHOLDER NOTE RECEIVABLE

    In November 1999, the Company granted an immediately exercisable option to purchase 290,000 shares of common stock at an exercise price of $2.26 to an officer. The Company also issued to the same officer a promissory note in an aggregate principal amount of $655,400 in connection with the exercise of stock options. The note bears interest at 5.96% per annum and is due in November 2003. The Company has the right to repurchase these shares at cost upon termination of the officer's employment. This right expires over four years.

RESERVED FOR FUTURE ISSUANCE

    At December 31, 1999, the Company has reserved shares of common stock for future issuance as follows:

Conversion of Series A redeemable convertible preferred
  stock outstanding.........................................   4,083,594
Conversion of Series B redeemable convertible preferred
  stock outstanding.........................................   6,033,497
Conversion of Series C redeemable convertible preferred
  stock outstanding.........................................   5,953,490
Conversion of preferred stock warrants outstanding..........      70,500
Stock options outstanding and available for grant...........   2,313,457
                                                              ----------
Total shares reserved.......................................  18,454,538
                                                              ==========

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

    The board of directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering ("IPO"). If the IPO is consummated under the terms presently anticipated, all of the outstanding redeemable convertible preferred stock at December 31, 1999 will be converted into 16,070,581 shares of common stock upon the closing of the IPO. The effect of the conversion has been reflected as unaudited pro forma stockholders' equity in the accompanying balance sheet as of December 31, 1999.

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Securities and Exchange Commission registration fee.........  $   13,662
NASD filing fee.............................................       5,675
Nasdaq National Market application fee......................      95,000
Blue sky qualification fees and expenses....................       6,000
Printing and engraving expenses.............................     125,000
Legal fees and expenses.....................................     300,000
Accounting fees and expenses................................     275,000
Director and officer liability insurance....................     425,000
Transfer agent and registrar fees...........................      10,000
Miscellaneous expenses......................................      44,663
                                                              ----------
        Total...............................................  $1,300,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements (Exhibit 10.1) with its directors and officers which would require the Registrant, among other things, to indemnify them against liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its officers and directors for liabilities arising under the Securities Act, or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    (a) Since our inception, iPrint.com has issued and sold the following unregistered securities:

         1. From inception through December 31, 1999, iPrint.com granted options to employees and consultants to purchase an aggregate of 3,405,663 shares of common stock under its 1997 stock option plan net of cancelled grants, of which 1,336,167 have been exercised at prices ranging from $0.01 to $4.86.

         2. In October 1996, iPrint.com sold 7,000,000 shares of common stock to Royal P. Farros at a purchase price of $0.0029 per share for a total purchase price of $20,300.

         3. In October 1997, iPrint.com sold 4,083,594 shares of series A preferred stock at a purchase price of $0.80 per share for a total purchase price of $3,266,875.20 to the following individuals and entities: Andrew Chase and Laura Chase as Trustees of the Chase 1991 Revocable Trust dated 04/02/91; Delaware Charter Guarantee and Trust Company CUST for Walter Gordon Kruberg, MD SEP IRA; Nickoletta T. Farros and David L. Swank III; Royal P. Farros; GCWF Investment Partners; ITV Affiliates Fund, L.P.; Information Technology Ventures, L.P.; Intel Corporation; Jo Ann Heidi Roizen and David G. Mohler, M.D.; and Michael S. Rubin.

         4. In March 1998, iPrint.com issued a warrant to Intel Corporation, which expires in March 2003, to purchase 62,500 shares of preferred stock at a price per share of $0.80 for a total purchase price of $50,000.

         5. In May 1998, iPrint.com issued a warrant to Silicon Valley Bank, which expires in May 2003, to purchase 8,000 shares of preferred stock at a price per share of $1.25 for a total purchase price of $10,000.

         6. In February 1999, iPrint.com sold 6,033,497 shares of series B preferred stock at a purchase price of $1.25 per share, for a total purchase price of $7,541,871.25 to the following individuals and entities: Bayview Investors, LTD.; Canaan Equity, L.P.; Andrew Chase and Laura Chase as Trustees of the Chase 1991 Revocable Trust dated 04/02/91; Dawntreader
    Fund I LP; Nickoletta T. Farros and David L. Swank III; Royal P. Farros; GCWF Investment Partners; Bush Helzberg; ITV Affiliates Fund, L.P.; Information Technology Ventures, L.P.; Deepak Kamra; Samuel Jerrold Kaplan and Michelle Pettigrew Kaplan; Gregory and Linda Korjeff; Alfred Mandel; Mark F. Radcliffe; and Michael S. Rubin.

         7. In September 1999, iPrint.com sold 5,953,490 shares of its series C preferred stock at a purchase price of $3.36 per share, for a total purchase price of $20,003,726.40 to the following individuals and entities: AT&T Venture Fund II, LP; Bayview Investors, LTD.; Canaan Partners; Andrew Chase and Laura Chase as Trustees of the Chase 1991 Revocable Trust dated 04/02/91; Dawntreader Fund I, L.P.; Nickoletta T. Farros and David L.
    Swank, III; GCWF Investment Partners; ITV Affiliates Fund, L.P.; Information Technology Ventures, L.P.; Intel Corporation; Deepak Kamra; Greg and Linda Korjeff; Alfred Mandel; Mark Radcliffe; Michael Rubin; Edward J. Sanden; Softbank Technology Ventures V, L.P.; Special Partners Fund International, LP; and Special Partners Fund,LP.

    There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

    The issuances described in Items 15(a)(2) through 15(a)(7) were deemed exempt from registration under the Securities Act in reliance on Section
4(2) of the Securities Act as transactions by an issuer not involving a public offering. Issuances described in Item 15(a)(1) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about iPrint.com or had access, through employment or other relationships, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)  EXHIBITS.


       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENT
---------------------   -----------------------
        **1.1           Form of Underwriting Agreement.

        **2.2           Form of Agreement and Plan of Merger between iPrint, Inc., a
                          California corporation, and iPrint.com, inc., a Delaware
                          corporation.

        **3.1           Restated Certificate of Incorporation of Registrant.

        **3.2           Bylaws of Registrant.

          3.3           Certificate of Designations, Preferences and Rights of the
                          Terms of the Series A, Series A-1, Series B, Series B-1,
                          Series C and Series C-1 Preferred Stock of the Registrant.

        **3.4           Form of Certificate of Amendment of Restated Certificate of
                          Incorporation of Registrant to be filed after the closing
                          of the offering.

        **4.1           Second Amended and Restated Rights Agreement dated
                          September 30, 1999 between Registrant and certain
                          stockholders.

         *4.2           Specimen certificate representing the common stock.

          5.1           Opinion of Gray Cary Ware & Freidenrich LLP.

       **10.1           Form of Indemnification Agreement between Registrant and
                          Registrant's directors and officers.

       **10.2           1997 Stock Option Plan.

       **10.3           2000 Employee Stock Purchase Plan.

       **10.4           2000 Outside Director Stock Option Plan.

       **10.5           Employment Agreement, dated April 29, 1999, between Edward
                          J. Sanden and the Registrant.

       **10.6           Employment Agreement, dated September 17, 1999, between
                          James P. McCormick and the Registrant.

       **10.7           Loan and Security Agreement, dated May 8, 1998, between
                          Silicon Valley Bank and the Registrant.

       **10.8           Standard Industrial Lease--Gross, dated July 30, 1998, as
                          amended between Hansen Management and the Registrant.

       **10.9           Memorandum of Understanding regarding Sublease of 1496
                          Oddstad Drive, dated August 6, 1999, as amended, between
                          Water Sounds and the Registrant.

       **10.10          Industrial Real Estate Lease, dated September 14, 1999, as amended, between Frederick and Doris Nicolini and the
                          Registrant.

         23.1           Consent of Arthur Andersen LLP, independent public
                          accountants.

         23.2           Consent of Gray Cary Ware & Freidenrich LLP (included in
                          Exhibit 5.1).

       **24.1           Power of Attorney.

       **27.1           Financial Data Schedule.


------------------------

*   To be filed by amendment.

**  Previously filed.

    (b)  FINANCIAL STATEMENT SCHEDULES.

    All schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 3 to the registration statement and has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on February 18, 2000.


                                                       IPRINT.COM, INC.

                                                       By:             /s/ ROYAL P. FARROS
                                                            -----------------------------------------
                                                                         Royal P. Farros
                                                              PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                                CHAIRMAN OF THE BOARD OF DIRECTORS


    Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:



                SIGNATURE                             TITLE                         DATE
                ---------                             -----                         ----
                                            President, Chief Executive
           /s/ ROYAL P. FARROS                Officer and Chairman of
    ----------------------------------        the Board of Directors          February 18, 2000
             Royal P. Farros                  (PRINCIPAL EXECUTIVE
                                              OFFICER)

         /s/ JAMES P. MCCORMICK*            Chief Financial Officer
    ----------------------------------        (PRINCIPAL FINANCIAL AND        February 18, 2000
            James P. McCormick                ACCOUNTING OFFICER)

            /s/ MARK DUBOVOY*
    ----------------------------------      Director                          February 18, 2000
               Mark Dubovoy

            /s/ DEEPAK KAMRA*
    ----------------------------------      Director                          February 18, 2000
               Deepak Kamra

          /s/ J.A. HEIDI ROIZEN*
    ----------------------------------      Director                          February 18, 2000
            J.A. Heidi Roizen


*By:                /s/ ROYAL P. FARROS
             ---------------------------------
                      Royal P. Farros
                     (ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENT
---------------------   -----------------------
        **1.1           Form of Underwriting Agreement.

        **2.2           Form of Agreement and Plan of Merger between iPrint, inc., a
                          California corporation, and iPrint.com, inc., a Delaware
                          corporation.

        **3.1           Restated Certificate of Incorporation of Registrant.

        **3.2           Bylaws of Registrant.

          3.3           Certificate of Designations, Preferences and Rights of the
                          Terms of the Series A, Series A-1, Series B, Series B-1,
                          Series C and Series C-1 Preferred Stock of the Registrant.

        **3.4           Form of Certificate of Amendment to Certificate of
                          Incorporation of Registrant to be filed after the closing
                          of the offering.

        **4.1           Second Amended and Restated Rights Agreement dated
                          September 30, 1999 between Registrant and certain
                          stockholders.

         *4.2           Specimen certificate representing the common stock.

          5.1           Opinion of Gray Cary Ware & Freidenrich LLP.

       **10.1           Form of Indemnification Agreement between Registrant and
                          Registrant's directors and officers.

       **10.2           1997 Stock Option Plan.

       **10.3           2000 Employee Stock Purchase Plan.

       **10.4           2000 Outside Director Stock Option Plan.

       **10.5           Employment Agreement, dated April 29, 1999, between Edward
                          J. Sanden and the Registrant.

       **10.6           Employment Agreement, dated September 17, 1999, between
                          James P. McCormick and the Registrant.

       **10.7           Loan and Security Agreement, dated May 8, 1998, between
                          Silicon Valley Bank and the Registrant.

       **10.8           Standard Industrial Lease--Gross, dated July 30, 1998, as
                          amended between Hansen Management and the Registrant.

       **10.9           Memorandum of Understanding regarding Sublease of 1496
                          Oddstad Drive, dated August 6, 1999, as amended, between
                          Water Sounds and the Registrant.

       **10.10          Industrial Real Estate Lease, dated September 14, 1999, as amended, between Frederick and Doris Nicolini and the
                          Registrant.

         23.1           Consent of Arthur Andersen LLP, independent public
                          accountants.

         23.2           Consent of Gray Cary Ware & Freidenrich LLP (included in
                          Exhibit 5.1).

       **24.1           Power of Attorney.

       **27.1           Financial Data Schedule.


------------------------

*   To be filed by amendment.

**  Previously filed.